UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. 1)

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[ ]	Definitive Additional Materials
[ ]	Soliciting Material Pursuant to [SECTION]240.14a-12

UNION BANKSHARES COMPANY
_______________________________________________
(Name of Registrant as Specified in Its Charter)

FINANCIAL ANALYTICS INVESTMENT CORPORATION

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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This Open Letter to Shareholders and accompanying materials relate to the upcoming Annual Meeting of Shareholders of Union Bankshares Company, which has now been rescheduled to June 7, 2007. At the Annual Meeting, I currently plan to submit three proposals for consideration by shareholders, and plan to nominate two candidates for election as directors. I am funding the cost of this solicitation through my company because I strongly believe that Union Bankshares and Union Trust Company would benefit from changes in corporate governance and because I do not believe that current Management can or will make the necessary changes.

Copies of this definitive proxy statement (and the enclosed ALTERNATE FORM OF PROXY) are first being sent or given to shareholders beginning on or around May 15, 2007. The Open Letter to Shareholders was first filed on April 11, 2007 with our preliminary proxy statement. That Letter and the accompanying materials have been updated to reflect (among other things) information contained in the Company's definitive proxy statement, which was filed May 11, 2007.

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AN OPEN LETTER TO UNION BANKSHARES COMPANY SHAREHOLDERS
"A Time for Change"

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May 12, 2007
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Dear Fellow Shareholder:

      Like many of you, I am very concerned about the financial performance of Union Bankshares Company (the Company or UNBH). During the past 24 months the price of our stock (trading symbol UNBH.OB) steadily declined. During that same 24-month period, the stock market in general moved higher and many local, community bank stocks in Maine moved sharply higher:

Union Bankshares	( - 29%)
Russell 2000 Index	+ 32%
Dow Jones Industrials	+ 20%
Nasdaq Bank Index	+ 10%
---
Bar Harbor Bankshares	+ 26%
Camden National	+ 34%
First National Lincoln	( - 2%)
(The First, N.A.)
Merrill Merchants Bankshares	+ 41%

Chart Source: BigCharts.com Percent Source: Yahoo!Finance (adjusted for dividends and splits) as of 4/05/07

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      UNBH stock experienced a 38% drop in price between April 6, 2005, when UNBH stock traded for $79.00 a share, and January 18, 2007, when it traded as low as $48.75. This drop of $30.25 per share represented more than a $32,000,000 reduction in the Company's total market value.

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      I have been an investor long enough to know that many things can affect the price of a stock, and that short-term fluctuations come with the territory. But when I see a multi-year decline like this - one that is counter to the broader market and counter to the market performance of competitor banks - I have to ask myself an obvious question: Why?

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In this case, unfortunately, I believe the decline in UNBH's stock price reflects substandard performance by our Bank and its senior management. Consider the following facts:

1.

Comparing 2006 results (recently announced) with 2001, the annual net income of Union Trust Company (our Bank) has increased by less than 10%. During that same period, the four competitor banks listed above have performed far, far better: Bar Harbor Bank & Trust has increased by more than 56%; Camden National Bank has increased by more than 64%; The First N.A. has increased by more than 125%; and Merrill Merchants Bank has increased by more than 105%.

2.

One key measure of financial performance is a bank's "efficiency ratio." This ratio is calculated by dividing total operating expenses by total revenues less interest expense. Here a lower ratio means better performance. For 2006, our Bank's efficiency ratio was 73.30% and Camden National's was 46.67%. In other words, we spent 26.63 cents more for each dollar of revenue received. This is a 57% competitive disadvantage which Camden National could use to motivate our best customers to abandon us and do business with them, by paying more for new deposits or by charging less on new loans.

3.

Our Bank's competitive disadvantage is not just limited to Camden National. When we compare our Bank against all the banks listed above, we find that our Bank ranked dead last in efficiency in five out of the past six years. Only in 2004 did another bank (Bar Harbor Bank & Trust) edge us out for last place.[1]

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4.

What does our CEO, Peter Blyberg, have to say about this? In a November 2004 published interview, he stated that our Bank's goal was an efficiency ratio in "the 50s." The actual performance has been far worse than that. During the past 11 years (corresponding to Mr. Blyberg's tenure as CEO), our Bank's average efficiency ratio has been 68.29%. To put it another way, cutting the ratio even to 60.00% over these past 11 years could have saved $16,000,000 in overhead expenses, which after taxes would translate to more than $11,000,000 of additional net income.

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What steps has our Board of Directors taken to try to reverse these long-term underperformance issues? Consider this:

a.	CEO Salary and Bonus. Mr. Blyberg's salary was $203,029 in 2006, which is 20.1% higher than it was in 2001. Recall that our Bank's net income in 2006 was only 10% higher than in 2001.

b.	Compensation Committee Report. Here is what the Compensation Committee of the UNBH Board of Directors said last year about Mr. Blyberg's compensation:

"During 2005, Mr. Blyberg's base salary was set at levels determined, in the subjective judgment of the Compensation Committee, to be commensurate with Mr. Blyberg's customary respective duties and responsibilities, and to enable him to maintain appropriate standards of living within his community. The bonus was based primarily on the achievement of established goals. Long-term incentives were designed to provide for the long-term financial needs of the Company's executive

[1]

See Appendix B for these and other measures of financial performance for our Bank and the other local competitors. To ensure maximum comparability, these figures are drawn from reports filed with the Federal Deposit Insurance Corporation and available to the public on the FDIC's website.

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officers. The Committee established the 2005 compensation of [Mr. Blyberg] after considering the performance of the Company in relationship to that of other similarly situated banks in Maine." (Emphasis added.)

c.

CEO Retirement Benefits. If he retires after turning 65, Mr. Blyberg (who is now 63 years old) would be entitled to (i) defined benefit pension plan retirement compensation, for life, of approximately $60,000 per year minus 50% of his social security benefit plus (ii) deferred compensation benefits, for 15 years (to him or his heirs), equal to at least $70,000 per year (computed on the basis of the highest three years of salary during that last five years prior to retirement, and assuming no increase or decrease from his 2005 salary level).

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d.

CEO Golden Parachute. According to the latest proxy statement, if the Company were to undergo a change in control prior to his retirement, Mr. Blyberg will also be entitled to receive a one-time payment equal to roughly three times his average total compensation during the five years preceding the change in control (or, if less, three times the total compensation paid to him in the last full fiscal year prior to termination of his employment, minus one dollar). To qualify for this payment, he need only quit his employment voluntarily (or be fired) within three years after the change in control. In its proxy statement the Company does not define what kind of change in control triggers this benefit.

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As a general matter, I have no problem with a CEO receiving a substantial salary. The position of CEO carries many responsibilities. I do, though, have a problem with the fact that Mr. Blyberg's compensation has continued to march steadily upwards while our Bank's competitive posture and its stock price have not. Applying the Compensation Committee's own standard, the result does not appear to be consistent with "the performance of the Company in relationship to that of other similarly situated banks in Maine."

e.

Payouts to Shareholders. As with CEO compensation, the amount of money that the Company has lately been spending on dividends and stock buybacks seems to bear no relationship to performance. Although the Company's 2006 net income was down 20% from 2005 and down 21% from 2004, the Board has recently boosted the dividend rate yet again - to a level 43% higher than in early 2004. During the three-year period from January 1, 2004 through December 31, 2006, the Company also purchased $6,164,000 of its own stock in privately negotiated transactions.[2] Where does all this cash come from if not from higher earnings? The Company in February 2006 borrowed $8,248,000 by issuing 30-year "junion subordinated deferrable interest debt securities" at a floating interest rate that is subject to change every three months. The stated purpose of this borrowing was "as support for asset growth." Through December 31, 2006, however, the Company had contributed only 35% of the proceeds to the Bank.

What can be done to begin to address this state of affairs? Through two family corporations that are long-time shareholders of UNBH, I have been pursuing the following proposals:

      First, I believe that Mr. Blyberg himself deserves to be held to task for not taking more vigorous steps to reverse this deteriorating situation. For the upcoming Annual Meeting of Shareholders, we have asked the Company to put on its agenda a proposal to remove Mr. Blyberg as a director, for cause. Win,

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lose, or draw, this proposal will provide feedback on the level of confidence and support that Mr. Blyberg has among UNBH shareholders.

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      Second, I am disappointed that the Board has not held Mr. Blyberg to higher standards. I believe that this is due in part to the way in which Management influences the selection of candidates for Board positions. Accordingly, at the upcoming Annual Meeting the shareholders will have an opportunity to elect two candidates who have not been nominated by Management - namely, Andrew Pease and myself.

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[2]	As of January 18, 2007, these 103,279 repurchased shares were worth $1,129,000 less than what the Company actually paid for them.

      Third, I believe that too few Board members and Company executives hold meaningful stakes in UNBH stock. I believe if they owned more stock, their economic interests would be more closely aligned with those of the outside shareholders. We therefore have asked the Company to put on the agenda a Bylaw amendment proposal that, over time, would require directors and executive officers to meet increased stock ownership standards.

      Fourth, I believe that selection of the next CEO is the single most important decision facing the Board. As noted, Mr. Blyberg is 63; his full retirement benefits vest in 16 months. We therefore have asked the Company to put on the agenda a proposal urging the Board to mail all shareholders a written report by September 30, 2007 if the Company has not already announced a plan of succession by mid-August 2007.

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      Fifth, I believe that the Company's procedures for electing directors should change, in order to give shareholders a better means to express disapproval of Management-endorsed candidates. Last December we submitted a shareholder proposal supporting election of directors by majority vote, not by a mere plurality. I was pleased to learn in March that the Board is recommending such a proposal at the Annual Meeting.

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      Information on these proposals is set forth on Appendix A. I hope you will carefully consider my letter and the enclosed information, and then act to protect your investment in UNBH stock by voting in favor of the actions I have described. For those of you who live within driving distance of Ellsworth, Maine, I urge you to attend in person this year's Annual Meeting of Shareholders. I think this promises to be a very interesting meeting.

Sincerely,

FINANCIAL ANALYTICS INVESTMENT
CORPORATION

By:	/s/ Michael V. Jennings

Michael V. Jennings, President

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IMPORTANT NOTICE ABOUT VOTING BY PROXY: The Company has mailed out a form of proxy which heavily favors Management. Despite our compliance with the advance notice provisions of the Bylaws, Management's proxy card omits our two director nominees and two of the proposals described in these materials. Therefore, we are providing an Alternate Form of Proxy that shareholders can use to vote at the Annual Meeting. IF YOU WISH TO SUPPORT ANY OF THE SHAREHOLDER PROPOSALS DESCRIBED ABOVE, IT IS IMPORTANT THAT YOU USE OUR ALTERNATE FORM OF PROXY.

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APPENDIX A

PROXY STATEMENT

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This Appendix A sets forth, as of May 11, 2007, information concerning proposals referred to in the foregoing Open Letter to Union Bankshares Company Shareholders.
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THE COMPANY: Union Bankshares Company, a Maine corporation, has its principal offices at 66 Main Street, Ellsworth, Maine 04605.

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THE MEETING: In its preliminary proxy statement,[3] the Company had originally stated that the 2007 Annual Meeting of Shareholders would take place on May 17, 2007 at 11:00 a.m. at the White Birches Restaurant, Route 1, Hancock, Maine 04640. The Company recently rescheduled the Meeting for June 7, 2007. According to the Company's proxy statement, the record date for this Meeting is May 4, 2007. The Company's proxy statement reports that there were 1,064,530 shares of UNBH common stock outstanding on the record date. Only those who held stock at the close of business on the record date for the Meeting will be entitled to vote at the Meeting.

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THIS SOLICITATION: This proxy statement and the enclosed proxy card are being furnished, or otherwise made available, to UNBH shareholders by Financial Analytics Investment Corporation (FAIC). FAIC is a private investment company for the family of Michael V. Jennings (President) and his wife, Chantal P. Jennings (Vice President). FAIC has been a UNBH shareholder for nearly 8 years and currently owns 18,600 shares of UNBH stock. Lutece Corporation (Lutece) is FAIC's parent company, has owned UNBH stock for nearly 22 years, and currently owns 1,676 shares of UNBH stock.

FAIC does not intend to pay anyone to solicit proxies, but will instead rely on volunteers (including Mr. Jennings and Mr. Pease) to contact selected shareholders, by mail, by telephone, in person, or otherwise as permitted by Securities and Exchange Commission (SEC) rules.

Proposals other than Board Nominations

The following is a description of matters that FAIC and Lutece currently plan to submit at the 2007 Annual Meeting. Management of the Company generally determines the order in which matters are presented at the Meeting, and the order will likely differ from that shown here.

In April 2005, the Board amended the Company's Bylaws so as to regulate whether and how shareholders will be permitted to make proposals for consideration at an Annual Meeting. By letters dated December 15, 2006, FAIC and Lutece put the Board on proper notice of their intention to make these proposals.

Shareholder Proposal #1: Removal of Mr. Blyberg as a Director

Peter A. Blyberg, age 63, has been President and Chief Executive Officer of the Company and the Bank for the past 11 years. Throughout such period he also has been a director of the Company and the Bank. His current term as a Company director does not expire until next year. Under Mr. Blyberg's tenure the Bank has significantly underperformed its local competitors. Year in and year out, the Bank has one of the worst efficiency ratios of the publicly reporting banks in Maine. Mr. Blyberg's salary and bonus compensation over the past five years has increased significantly, far outstripping percentage changes in the Bank's net income. Increases in his retirement benefits also have also far outstripped these changes in net income, despite a 2005 decision by the Board to freeze all benefit accruals under the Company's defined benefit plan. In the opinion of Mr. Jennings, Mr. Blyberg has managed to use his position within the Company to dominate the Board's decision making process and insulate himself from effective oversight and control by the other directors, notwithstanding his otherwise poor performance as CEO.

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[3]

References here to the Company's (or Management's) preliminary proxy statement mean the proxy statement filed by the Company on April 12, 2007. The Company's definitive proxy statement was filed May 11, 2007.

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Under an amendment to the Articles of Incorporation which the Board proposed (and the shareholders adopted) in 2005, it is exceedingly difficult to remove a director from office:[4]

Any or all of the Directors may be removed at any time, but only for cause, and any such removal shall require the vote, in addition to any vote required by law, of not less than two-thirds of the total votes eligible to be cast by the holders of all outstanding shares of capital stock entitled to vote generally in the election of Directors at a meeting of shareholders expressly called for that purpose. For purposes of this Article, conduct worthy of removal for "cause" shall mean (a) conduct as a Director of the Company or any subsidiary of the Company, which conduct involves willful material misconduct, breach of fiduciary duty involving personal pecuniary gain or gross negligence in the performance of duties or, (b) conduct, whether or not as a Director of the Company or a subsidiary of the Company, which conduct involves dishonesty or breach of fiduciary duty and is punishable by imprisonment for a term exceeding one year under state or federal law. (Emphasis added)

In the opinion of Mr. Jennings, the record cited in the accompanying Open Letter to Union Bankshares Company Shareholders can be construed to constitute evidence of conduct by Mr. Blyberg "worthy of removal for cause" for purposes of that amendment.

Candidly, Mr. Jennings is doubtful whether a favorable two-thirds vote of shareholders can be achieved on this question. When the removal amendment was submitted to shareholders in 2005, only 87% of the outstanding shares were actually voted for or against that proposal. Because the two-thirds standard here is measured against the total shares outstanding rather than the total shares voted, if a similar percentage votes on the removal question this year, approval would require the affirmative vote of more than 76% of all the votes cast on the matter.

Nevertheless, Mr. Jennings is prepared to endorse and pursue this proposal and seek a vote by shareholders on the question of whether Mr. Blyberg should be removed as a director, for cause. On behalf of Lutece, Mr. Jennings plans to offer a proposed resolution at the Annual Meeting to the following effect:

RESOLVED:	To remove Peter A. Blyberg as a Director, for cause.

Appendix C contains correspondence to the Board of Directors, giving notice of this removal proposal. FAIC urges shareholders to vote "FOR" this proposal.

Shareholder Proposal #2: Director and Officer Stock Ownership and Compensation

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The Company reports that its directors and executive officers (a group of 22 persons, not including spouses) beneficially own just 4.50% of the Company's outstanding common stock. Of this amount, well more than half is owned by just one director (Stephen C. Shea, 2.63%). In fact, 7 directors (constituting a majority of the 12 Board members) collectively own just over one-half of 1% of the total shares outstanding.

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The following figures for the Chairman of the Board, the CEO, and other named executive officers show that these key persons have a relatively tiny stake in the performance of UNBH stock:[5]

[4]	In the Company's 2005 proxy statement, the stated rationale for this provision was to help protect the Company against unwanted takeovers:

The proposed amendment will increase the antitakeover protections available to the Company. One method for a takeover bidder to take control of a company is to acquire a majority of the outstanding shares of the company through a tender offer or open market purchases and then using its voting power to remove the existing directors. Requiring "cause" in order to remove a director would defeat such a takeover strategy. The Board of Directors believes that it is desirable to adopt this proposal so that a director's continued service will be conditioned on his or her ability to serve rather than his or her position relative to a dominant shareholder.

There was no mention of the effect of the amendment on UNBH shareholders' ability to remove directors for gross underperformance.

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		Years with the		Percent of
	Position with	Company or Bank /	Number/Value of	Outstanding
	the Company	2006 Compensation	Shares Held	Shares

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Sandra H. Collier	Chairman of the Board	15 yrs / $39,000	793 sh / $41,633	0.074%
Peter A. Blyberg	President and CEO	14 yrs / $229,136	1,594 sh / $83,685	0.150%
John P. Lynch	Executive Vice President	25 yrs / $136,901	2,086 sh / $109,515	0.196%
Timothy R. Maynard	Chief Financial Officer	4 yrs / $119,661	10 sh / $525	0.001%
Rebecca J. Sargent	Senior Vice President	11 yrs / $124,899	556 sh / $29,190	0.052%
Kent D. Winters	Senior Vice President	3 yrs / $126,682	0 sh / $0	0.000%
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It is interesting to note that the Company for many years has, in its Bylaws, required directors to meet minimum stock ownership standards. It also appears that the Bank since at least 1984 has maintained an employee stock purchase plan. Judging by the stock ownership reported for key officers and directors, however, it has not been the Company's policy to encourage Management or the Board as a whole to maintain significant ownership levels of stock.

Mr. Jennings believes that if directors and executive officers held more meaningful ownership positions in UNBH stock, their interests would be better aligned with those of the UNBH shareholders generally. For example, Mr. Blyberg's holdings have a current value of just over $80,000. This represents a risk exposure of less than 4-1/2 months' worth of his annual compensation last year. A 10% appreciation in the stock price this year would increase his holdings by about $8,000, which is less than 4% of his 2006 annual compensation. Moreover, it appears that none of his compensation is tied to changes in shareholder value, except that his year-end bonus (which the named executive officers all failed to earn in 2005 and 2006) presumably bears some relation to some (undisclosed) measure of financial performance by the Bank.

As noted above, the Bylaws already impose minimum stock ownership standards (inadequate, in Mr. Jennings' view) for directors. Mr. Jennings has raised this subject in prior years, but the Board apparently does not feel that this warrants any action. (To the contrary, the Company appears recently to have abandoned its prior practice of paying a portion of director compensation in the form of stock rather than cash.) As a result, Mr. Jennings believes it is appropriate for like-minded shareholders to vote to amend the Bylaws in this regard. On behalf of FAIC, he plans to submit a proposal at the Annual Meeting that would amend the Bylaws to (i) change the existing minimum director stock ownership standards to a stated percentage of yearly director compensation received, (ii) require that a stated portion of director compensation approved by the Board is to be paid in the form of stock that carries restrictions against resale while serving as a director, and (iii) impose officer qualification standards that reflect minimum stock ownership standards (again at levels tied to annual compensation received, but phased in over a period of years) for specified officers, namely the Chairman of the Board, the President, and each Vice President of the Company. Specifically, Mr. Jennings plans to offer a proposed resolution to the following effect:

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[5]

Information as reported in the Company's 2007 preliminary proxy statement, but applying the $52.50 closing price of UNBH stock at April 5, 2007, prior to public announcement of FAIC's shareholder initiatives. The compensation figures used here do not include 2006 increases in the value of retirement benefits.

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RESOLVED:	To amend the Amended and Restated Bylaws of the Company as follows ( changes in italics ) :

(i) revising the fourth sentence of Bylaw Article V, Section 2, to read as follows:

"No person whose current term as director begins on or after May 17, 2007 shall be eligible to serve or remain as a director unless he or she is the actual and beneficial owner of capital stock of the Company having a current market value of at least two times his or her highest director's compensation received for any calendar year ("Qualifying Shares")."

(ii) adding the following sentence at the end of Bylaw Article V, Section 4:

"Sixty percent ( 60% ) of all Director compensation, including all annual compensation of the Chairman of the Board, shall be paid in the form of restricted capital stock of the Company that cannot be sold while a Director."

and (iii) adding the following as Bylaw Article VIII, Section 14:

"Officer Stock Ownership. The Chairman of the Board, President and each Vice President, within ten years of assuming such offices, must be the actual and beneficial owner of capital stock of the Company having a current market value of at least five, three and two times, respectively, his or her highest annual cash compensation received for any calendar year. One half of this requirement must be satisfied by the end of his or her fifth year in office."

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It should be noted that these officer stock ownership standards will apply only at the holding company level, i.e. only to the six Vice Presidents of the Company (and not other Vice Presidents of the Bank). It also is interesting to note that Camden National Corporation has even stricter ownership requirements in place, and reportedly has found these helpful in achieving strong financial performance.

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Appendix C contains correspondence to the Board of Directors, giving notice of this Bylaw amendment proposal and setting forth FAIC's reasons for making this proposal. FAIC urges shareholders to vote "FOR" this proposal.

Shareholder Proposal #3: Report on Management Succession

As noted above, Mr. Blyberg has been President and CEO of the Company and the Bank since 1996 and is less than two years away from full vesting of his retirement compensation. For some time now, Mr. Jennings has been of the view that one of the most important responsibilities of this CEO and this Board is to create and implement a well-considered and well-executed plan for succession of the Bank's CEO position. Mr. Jennings is concerned that the CEO has given insufficient attention to this question and that the Board has not been willing to assert leadership in this regard.

On behalf of Lutece, Mr. Jennings plans to offer a proposed resolution at the Annual Meeting to the following effect:

RESOLVED:

In the event that the Company by August 15, 2007 has not otherwise publicly announced a plan of succession for the position of President and Chief Executive Officer of Union Trust Company, by naming an anticipated or potential successor, then the shareholders hereby urge the Board of Directors by September 30, 2007 to mail to each shareholder of record a written report signed by all Directors summarizing the actions taken by the Board prior to such date to develop such a plan and to locate such a successor.

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Appendix C contains correspondence to the Board of Directors, giving notice of this management succession proposal. FAIC urges shareholders to vote "FOR" this proposal.

Shareholder Proposal #4: Majority Election of Directors

For the reasons set forth in correspondence to the Board (included in Appendix C), Lutece gave notice of an intention to submit a proposal calling for majority election of directors. Under Maine law, directors traditionally have been elected by a plurality of votes cast. Maine law does, however, allow a corporation to implement other procedures for determining elections. In recent years, many experts in corporate governance have urged that public corporations consider adopting so-called majority election provisions.

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Under Maine law, amendments of the Articles of Incorporation generally require approval first from the Board and then from the shareholders. As a result, the shareholders acting alone would not have the power to adopt a majority election provision in the Company's Articles. Lutece's majority election proposal therefore asked the Board to consider and present to the shareholders an appropriate majority election amendment to the Articles of Incorporation.

In a letter dated March 15, 2007, Company counsel contacted Lutece and notified it that the Board had decided to propose an Articles amendment for the 2007 Annual Meeting. Lutece responded that it believed the Board's proposal was ambiguous in certain respects. In a letter dated April 5, 2007, Company counsel assured Lutece that the Company would follow procedures that unambiguously allow a shareholder to record a vote against one or more director nominees in an uncontested election. In reliance on the Board's proposal and counsel's clarification, Lutece has informed the Board that the Company need not separately include Lutece's proposal in its proxy statement or form of proxy.

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Board Nominations

In addition to the foregoing shareholder proposals, FAIC plans to place in nomination at the Annual Meeting the following two candidates for election as directors:

Name / Age	Michael V. Jennings (age 62)	Andrew J. Pease, Jr. (age 69)

Name of Principal Business / Address	Financial Analytics Investment Corporation	Retired

Business Experience

Since 1984, Mr. Jennings has been the President and Chief Executive Officer of Financial Analytics Corporation and its subsidiary companies. This company's specialty through the early 1990's was the development of software and services to cost effectively manage the lease financing needs of its Fortune 100 clients. Beginning in 1992, the company's activities have been concentrated on the management of a highly focused investment portfolio of common stocks. Previous to 1984, Mr. Jennings was the President and Chief Executive Officer of St. Joseph Lease Capital Corporation, a 51% owned subsidiary of the publicly-owned holding company of the St. Joseph Bank & Trust Company, a $450,000,000 commercial bank located in South Bend, Indiana. Early in his professional career, Mr. Jennings

From 1967 until his retirement in 2003, Mr. Pease was employed by Webber Energy Fuels in Bangor, Maine where he served as Senior Vice President and Chief Financial Officer. Webber is one of the largest wholesale and retail heating oil companies in Maine, and owns a number of gasoline/convenience stores and other businesses.

Mr. Pease also has prior bank experience: he was employed by Merrill Trust Company (1960-1967), where he served as a Branch Manager; he served as President of Financial Acceptance Corporation, a bank-chartered consumer lending subsidiary of Webber (1969-1986); he was a Trustee of the Brewer Savings Bank (1980-1983); and he was a Director of The One Bancorp (1984-1991), where he served as a member

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designed and installed software to automate the general ledger of a 55 branch commercial bank in Baltimore, Maryland. Mr. Jennings and his companies have been investing in community banks for more than 25 years.

Mr. Jennings is a graduate of the Harvard Business School where currently he serves on the Board of Dean's Advisors and is the Chairman of the School's Cornerstone Society. He also serves as the Chairman of the Board of the Harvard Business School Club of Washington, is a member of the President's Council of The Colonial Williamsburg Foundation, and has been a Trustee of the Maine Maritime Museum since 1996.

of the Audit Committee and the Executive Committee.

Mr. Pease is a non-lawyer Member of the Maine Board of Overseers of the Bar, where he has served since 1995. He also served as a Director of the New England Fuel Institute in Boston for 25 years and as a Director and Past Chairman of the Industrial Telecom-munication Association in Washington D.C. from 1975 to 2003.

Residence	Mike and his wife Chantal reside in Alexandria, Virginia and Winthrop, Maine.	Andy and his wife Janet reside in Brooklin, Maine and Palm Coast, Florida.

Prior Positions with the Company / Bank	None	None

Beneficial Ownership of UNBH Common Stock / Percentage of Total Outstanding	20,276 shares6 / 1.90%	100 shares / 0.01%

Mr. Jennings and Mr. Pease would each qualify as an "independent director" under NASDAQ Stock Market listing standards. Mr. Jennings and Mr. Pease would each also qualify as an "audit committee financial expert" within the meaning of regulations adopted by the SEC under the Sarbanes-Oxley Act. None of the current members of the Company's Audit Committee meets the qualifications of an audit committee financial expert. According to the Company's latest proxy statement, "The Company has not yet found a qualified candidate who is willing to serve as an 'audit committee financial expert.'"

Mr. Jennings and Mr. Pease have consented to be named in this proxy statement, and have indicated their willingness to serve as directors of the Company if elected by the shareholders at the Annual Meeting. If elected, Mr. Pease intends to purchase additional shares of UNBH stock to increase his holdings.

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Management has resisted the candidacies of Mr. Jennings and Mr. Pease:

(1) Bylaw amendments adopted by the Board in April 2005 regulate whether and how a shareholder may make nominations of director candidates. Under the Board's Bylaw amendments, the shareholder must give the Board advance notice of a nomination at least 90 days in advance of the date of the Annual Meeting if the meeting is held on or after the one-year anniversary date of the prior year's meeting; or 60 days in advance if the meeting is held before the one-year anniversary date. The Company typically does not announce the date of the Annual Meeting until about 30 days before the Meeting.

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[6]	Held indirectly, through FAIC (18,600 shares) and Lutece (1,676 shares). Certain members of Mr. Jennings' family may also be deemed to have an indirect pecuniary interest in these same shares.


FAIC submitted notice of these nominations by a letter to the Company postmarked February 15, 2007.

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Beginning in mid-March, the Company tried to claim that the notice was late, and then later tried to claim that the notices lacked information called for by the Bylaws. On May 2, the Company finally conceded that the nominations are valid. Those who are interested in the details of this battle for recognition of these shareholder nominees by Management are invited to go to FAIC's website at www.saveuniontrust.com.

(2) Additionally, it still is not entirely clear whether the three Board-endorsed candidates will be treated as running in opposition to Mr. Jennings and Mr. Pease. At the time of the deadline for nomination notices this year, the Board had only 12 members but the Company's Bylaws reportedly set the maximum size of the Board at 15 members. On March 28, 2007 the Company filed a "Current" Report on Form 8-K, disclosing that the Bylaws had been amended in October 2005 and again in April 2006 to shrink the size of the Board, to a maximum of 12 directors. SEC rules clearly require the Company to file a Form 8-K within four business days after the Board adopts any amendment to the Bylaws. If the maximum Board size is considered to be 15 members, then Mr. Jennings and Mr. Pease are running without opposition. If the maximum Board size is considered to be 12 members, then Mr. Jennings and Mr. Pease cannot be elected unless they displace two existing Board members who are running for re-election. A copy of FAIC's correspondence to the Corporate Governance Committee and the SEC regarding the implications of this reporting violation is included in Appendix C. The Board of Directors has recently declined to take action to remedy this situation by re-expanding the number of directors. FAIC's position is that the shareholders at the Annual Meeting are entitled to fix the number of positions to be voted upon.

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Vote Required

As discussed above, approval of Shareholder Proposal #1 (Removal of Mr. Blyberg as a Director) would require the affirmative vote of at least two-thirds of the shares of UNBH common stock that are outstanding and entitled to vote as of the record date for the 2007 Annual Meeting. Abstentions and broker non-votes on this matter would have the same effect as a vote against this particular proposal.

Shareholder Proposal #2 (Director and Officer Stock Ownership and Compensation) calls for an amendment to the Company's Bylaws. As such, approval of this proposal would require the affirmative vote of a majority of the shares that are outstanding and entitled to vote as of the record date. Abstentions and broker non-votes on this matter would have the same effect as a vote against this particular proposal.

Shareholder Proposal #3 (Report on Management Succession) could be approved at the Annual Meeting by simple majority vote, i.e. by having more shares voted in favor of the proposal than shares voted against the proposal. Abstentions and broker non-votes on this matter would have no effect on approval.

The Board's majority-election amendment to the Articles would require the affirmative vote of a majority of the shares that are outstanding and entitled to vote as of the record date. Abstentions and broker non-votes on this matter would have the same effect as a vote against this particular proposal.

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The Board's proposal to ratify the appointment of the outside accountants could be approved at the Annual Meeting by simple majority vote, i.e. by having more shares voted in favor of the proposal than shares voted against the proposal. Abstentions and broker non-votes on this matter would have no effect on approval.

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At the 2007 Annual Meeting, directors will be elected by a plurality of votes cast. If the number of nominations presented to the meeting exceeds the number of open positions on the Board, the nominees receiving the greatest number of affirmative votes will be deemed elected to the available positions. If the number of nominations presented to the meeting does not exceed the number of open positions on the Board, then under the current plurality voting procedure any nominees who receive even one vote will be deemed elected as directors.

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Other Information

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VOTING THE ENCLOSED ALTERNATE FORM OF PROXY: It is important to point out that the form of proxy card mailed by the Company to all shareholders excludes Mr. Pease and Mr. Jennings from the list of nominees for election as directors at the 2007 Annual Meeting. This is true even though (1) the Board has known for months that FAIC would be nominating Mr. Pease and Mr. Jennings, (2) at Management's request, FAIC provided the Board with extensive information concerning these nominees, and (3) the Company proxy statement and proxy cards are mailed at shareholder expense. Under the circumstances, it seems highly unfair that the Company proxy card would be so heavily skewed against the shareholder nominees.

Accompanying this proxy statement is an Alternate Form of Proxy that shareholders can use to vote at the Annual Meeting. If you wish to support any of the shareholder proposals described here, it is important that you please SIGN and DATE the Alternate Form of Proxy, MARK this proxy to show how you want your shares voted, and MAIL or FAX this proxy to the ADDRESS noted on the proxy. The Alternate Form of Proxy card is WHITE in color.

The enclosed Alternate Form of Proxy authorizes Mr. Jennings and Mr. Pease to vote on your behalf at the Annual Meeting. To the extent that you have marked this proxy to give instructions on voting, they will vote your proxy as marked. Otherwise, this proxy gives Mr. Jennings and Mr. Pease discretionary authority to vote your shares on matters presented to the Annual Meeting. Mr. Jennings and Mr. Pease would plan to exercise this discretionary authority as follows: (1) On the election of directors, they would vote in favor of Mr. Pease and Mr. Jennings only, and would not cast a vote for or against any other candidate; (2) on Shareholder Proposals #1, #2, and #3 described in this proxy statement, they would vote in favor of each of these proposals; (3) assuming the Board proposes an Articles of Incorporation amendment to provide for majority election of directors, and if the form of amendment has not been changed from that contained in the letter from Company counsel dated March 15, 2007 (see Appendix C), then they would vote in favor of that amendment; and (4) if, as in prior years, the Company proposes a vote to ratify the selection of Berry Dunn McNeil & Parker as the independent registered public accountants of the Company, they would vote in favor of that proposal. FAIC has no knowledge of any other proposals that Management (or others) may submit at the Annual Meeting; if there are other proposals, then Mr. Jennings and Mr. Pease would vote on those matters in their discretion, as they consider to be in the best interests of the Company and the Bank.

Shareholders are asked to pay close attention to the director nominee portion of the Alternate Form of Proxy. According to the Company's proxy statement, there are three director positions open for election at the Annual Meeting and the Board has nominated three existing directors for re-election to the Board. As discussed above, in view of certain untimely disclosures by the Company, FAIC asked the Corporate Governance Committee to recommend that the Board take action to increase the number of director positions to be elected and to endorse Mr. Jennings and Mr. Pease as nominees. Company counsel recently informed FAIC that neither the Committee nor the Board would take such action. Nonetheless, it remains FAIC's position that, under the circumstances, shareholders have the right to specify the number of directors to be elected.

Accordingly, please note the following instructions: (1) The Alternate Form of Proxy Card names Mr. Jennings and Mr. Pease as nominees and contains blank lines on which you may add up to three other names if you wish.[7] The Alternate Form of Proxy also permits a voting shareholder to instruct that his or her vote be withheld as to one or more candidates, by crossing out that person's name. (2) The Alternate

[7]

FAIC asked for permission to name all three Board-endorsed candidates on FAIC's proxy card, so as to make it easier for shareholders to exercise their voting rights. On April 30, Company counsel wrote FAIC to say that all three Board-endorsed nominees were withholding their consent. Shareholders can find information about the Board-endorsed candidates in the Company's proxy statement.

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

Form of Proxy asks you to rank those nominees for whom you wish to vote. Your shares will then be voted, in the order you indicate, for that number of Board positions as are available for election. (3) If no instruction is given and the number of candidates named or added to your proxy card exceeds the number of available Board positions, then the votes represented by your shares will be divided equally (to the fullest extent practicable) among the candidates named or added to your proxy card. No vote will be cast for any person whose name you elect to cross out on the proxy card.

If you submit a form of proxy to the Company or to FAIC, you may revoke your proxy at any time (i) by submitting another proxy that bears a later date, (ii) by giving written notice of revocation to the Clerk (Sally J. Hutchins, Union Bankshares Company, 66 Main Street, Ellsworth, ME 04605) before the Annual Meeting, or (iii) by attending the Annual Meeting in person and voting your shares at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, WE STRONGLY RECOMMEND THAT YOU SEND IN A PROXY BEFORE THE MEETING.

INTERESTS OF PARTICIPANTS: Mr. Jennings and Mr. Pease are both "participants" in this proxy solicitation (as defined by SEC rules). Information about their identity, prior business experience, and holdings of UNBH shares is provided above under "Board Nominations." Either may be reached c/o FAIC, P.O. Box 586, Portland, ME 04112. FAIC and Lutece also are "participants" in this solicitation. Their mailing address for purposes of this solicitation is the same as for Mr. Jennings, and their holdings of UNBH shares are as stated above. FAIC, Lutece, and Mr. Jennings also maintain a business address at 103 Foulk Road, Suite 200, Wilmington, DE 19803. None of these participants has engaged in any recent purchase or sale of UNBH stock during the past two years. None has any personal interest in the matters discussed in this proxy statement, except their interests as shareholders of the Company and interests as a customer of the Bank. None is now, or within the past year was, a party to any contract, arrangement, or understanding with any person regarding any securities of the Company. None has any arrangement or understanding with the Company or any other person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and none has previously been employed by the Company or its subsidiaries or has done business with them except as customers of the Bank. None has any associate (within the meaning of applicable SEC rules) with personal interests, contracts, arrangements, or understandings of the type referenced in the preceding sentence. None has any associate who beneficially owns shares of Company stock other than as described above.

EXPENSE OF SOLICITATION: FAIC is bearing the entire cost of this solicitation, and does not plan to seek reimbursement of its costs from the Company. To date, FAIC has incurred approximately $40,000 in legal fees and other expenses in planning these proposals for the Annual Meeting, in giving the Board of Directors notice of these proposals in accordance with the regulations now imposed through the Bylaws, in responding to attempts by Management to keep certain proposals and nominations out of the Company's own proxy statement, and in planning and preparing these proxy solicitation materials. FAIC estimates that the entire cost of this solicitation will be at least $55,000. The actual cost to FAIC will depend in part on whether and how aggressively Management chooses to have the Company engage in counter-solicitations over and above its normal proxy-related efforts.

SHAREHOLDER PROPOSALS FOR 2008: SEC regulations require FAIC to inform shareholders of the applicable dates by which shareholders may make proposals for consideration at next year's Annual Meeting of Shareholders.

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(a) According to the Company's proxy statement, in order for a shareholder proposal to be included in the proxy statement paid for and distributed by the Company for the 2008 Annual Meeting, such proposals must be received by the Company no later than January 11, 2008. The Company states that proposals should be addressed to Peter A. Blyberg, President, Union Bankshares Company, P.O. Box 479, Ellsworth, Maine 04605. Any such proposal will be subject to Rule 14a-8 of the rules and regulations promulgated by the SEC.


(b) According to the Company's proxy statement, "If a shareholder wishes to submit a proposal to the 2008 Annual Meeting without including such proposal in the proxy statement and form of proxy for that meeting, the stockholder must deliver timely notice thereof in writing to the Clerk of the Company. To be timely, the notice must be received no later than January 11, 2008. The stockholder's written notice must contain certain information specified in the Company's Bylaws."

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(c) Notwithstanding the Company's advice quoted in (b) above, the Bylaws published by the Company state that any proposal to be submitted by a shareholder at an Annual Meeting must first be submitted to the Clerk of the Company and "must be received at the principal executive offices of the Company not less than one hundred twenty (120) calendar days in advance of the date of the Company's proxy statement which was released to shareholders in connection with the previous year's annual meeting of shareholders." The Bylaws also impose content requirements for such a notice.

(d) In the case of shareholder nominations of director candidates, the Bylaws published by the Company contain a different advance notice requirement. In order to be considered timely, "a shareholder's notice [of a nomination] must be delivered to or received by the Clerk not later than the following dates: (i) with respect to an election of Directors to be held at an annual meeting of shareholders, sixty (60) days in advance of such meeting if such meeting is to be held on a day which is within thirty (30) days preceding the anniversary of the previous year's annual meeting, or ninety (90) days in advance of such meeting if such meeting is to be held on or after the anniversary of the previous year's annual meeting; and (ii) with respect to an election to be held at an annual meeting of shareholders held at a time other than within the time periods set forth in the immediately preceding clause (i), or at a special meeting of shareholders for the election of Directors, the close of business on the tenth (10th) day following the date on which notice of such meeting is first given to shareholders. For purposes of this Section 8, notice shall be deemed to first be given to shareholders when disclosure of such date of the meeting of shareholders is first made in a press release reported to Dow Jones News Services, Associated Press or comparable national news service, or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended." The Bylaws also impose content requirements for such a notice.


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The following is reprinted verbatim from the Company's proxy statement, filed May 11, 2007. FAIC has not independently confirmed the accuracy or completeness of this information. As disclosed above Mr. Jennings and Mr. Pease beneficially own, respectively, 20,276 and 100 shares of Company common stock

* * *

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Shareholders of the Company.

      The following table lists, as of May 4, 2007, the number of shares of the Company's common stock, par value $12.50, and the corresponding percentage of total common stock beneficially owned by the only stockholder who is the beneficial owner of more than five percent of the common stock of the Company. For purposes of the table below and the table set forth under "Security Ownership of Management," a person is deemed to be the beneficial owner of any shares of common stock (1) over which the person has or shares, directly or indirectly, voting or investment power, or (2) of which the person has a right to acquire beneficial ownership at any time within 60 days after May 4, 2007. "Voting Power" is the power to vote or direct the voting of shares and "investment power" includes the power to dispose or direct the disposition of shares. The person shown in the table below has sole voting power and investment power with respect to the shares of common stock listed next to his name. We obtained the information provided in the following table from filings with the SEC and with the Company.

Name and Address ofBeneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class

Estate of Fitz Eugene Dixon, Jr. 665 Thomas Road Lafayette Hill, PA 19444	58,798	5.52%

(1)

Beneficial ownership of 5% or more of the common stock of the Company is required to be reported to the SEC on a Schedule 13G. On July 25, 2005, the late Fitz Eugene Dixon, Jr. filed a Schedule 13G with the SEC, indicating that he is the beneficial owner, with sole voting and investment power, of 57,424 shares of the common stock of the Company. On February 16, 2006, The PNC Financial Services Group, Inc., PNC Bancorp, Inc., and PNC Bank, National Association filed a Schedule 13G with the SEC, indicating that each is a beneficial owner, with shared investment power, of 58,798 shares of the common stock of the Company. The above beneficial ownership table reflects only the late Mr. Fitz Eugene Dixon, Jr. as a beneficial owner of more than 5% of the common stock of the Company because the Company has reason to believe that the late Mr. Dixon's shares were transferred to a PNC account.

Security Ownership of Management.

      The following table lists, as of May 4, 2007, the number of shares of the Company's common stock, par value $12.50, including directors' qualifying shares, and the corresponding percentage of total common stock beneficially owned by each director and nominee for director, by each named executive officer of the Company identified in the Summary Compensation Table included elsewhere in this Proxy Statement, and by all executive officers and directors as a group. Except as otherwise indicated, each person shown in the table has sole voting and investment power with respect to the shares of common stock listed next to their name. The information set forth below is based upon director questionnaires distributed and completed by each director and nominee, and upon stock records maintained by the Company.

Name	Title(1)	Amount and Nature of Beneficial Ownership		Percent of Class(2)

Arthur J. Billings	Director	1,981	(3)	*
Peter A. Blyberg	Director, President and Chief
	Executive Officer	1,594	(4)	*


Blake B. Brown	Director Nominee	1,691	(5)	*
Peter A. Clapp	Director	2,179		*
Samuel G. Cohen	Director	2,028	(6)	*
Sandra H. Collier	Director and Chairman of the Board	793		*
John P. Lynch	Executive Vice President	2,086	(7)	*
James L. Markos, Jr.	Director Nominee	786		*
Harry E. Mikkelsen	Director	170		*
Timothy R. Maynard	Senior Vice President and
	Chief Financial Officer	10		*
Rebecca J. Sargent	Senior Vice President and
	Senior Financial Services Officer	556		*
Stephen C. Shea	Director	27,948	(8)	2.63%
Robert W. Spear	Director	951	(9)	*
Karen W. Stanley	Director	249		*
Paul L. Tracy	Director Nominee	2,368	(10)	*
Kent D. Winters	Senior Vice President and
	Regional Manager	0		*
All directors and executive officers as a group (22 persons)		47,939		4.50%

*	Represents ownership of less than 1%.
(1)	Unless indicated, titles are for both the Company and the Bank.
(2)	Based on 1,064,530 shares of common stock outstanding on May 4, 2007.
(3)	Includes 230 shares owned by Mr. Billing's spouse.
(4)	Includes 271 shares owned by Mr. Blyberg's spouse.
(5)	Includes 1,691 shares owned jointly with Mr. Brown's spouse.
(6)	Includes 1,436 shares owned jointly with Mr. Cohen's spouse.
(7)	Includes 2,086 shares owned jointly with Mr. Lynch's spouse.
(8)	Includes 10,946 shares owned by Mr. Shea's spouse and 15,832 shares owned by Mr. Shea's business, E.L. Shea and 778 shares owned in a Trust account.
(9)	Includes 951 shares owned jointly with Mr. Spear's spouse.
(10)	Includes 809 shares owned jointly with Mr. Tracy's spouse, 101 shares as custodian for his son, and 1,016 shares owned by Mr. Tracy's business, the Winter Harbor Agency.
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APPENDIX B

COMPARATIVE FINANCIAL DATA

Union Trust Company vs. Four Leading Competitors in Our Market

The following page contains a comparative analysis of financial performance of Union Trust Company and four other local area competitors, over a six-year period that includes 2001 through 2006.

The four other banks listed all have their primary banking presences in the Midcoast and Downeast Maine regions, where Union Trust Company does business, and are the only other community banks in this area whose stock (or whose parent company stock) has been regularly traded throughout the period presented.

To assure consistency, all information has been obtained from the Federal Deposit Insurance Corporation (FDIC), on its publicly-available website located at: www2.fdic.gov/idasp/main.asp.

The financial results shown in this Appendix B have been color coded to highlight the best and worst performance in any given year among the five different banks for various financial measures. Results marked in GREEN indicate the bank with the best performance of the year on that particular measure. Results marked in RED indicate the bank with the worst performance of the year on that measure.

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FDIC		Current
Institution / Parameter	Certificate	Branches	2006	2005	2004	2003	2002	2001

Union Trust Company	9	13
Average assets			$540,518	$512,705	$463,404	$403,766	$363,999	$343,032
Net interest margin			3.12%	3.46%	3.80%	3.93%	4.32%	4.28%
Noninterest expense			$15,448	$15,013	$14,642	$13,862	$13,177	$12,470
Net income			$4,093	$4,889	$4,970	$3,914	$4,401	$3,733
Return on equity			11.21%	14.30%	14.33%	11.96%	15.15%	14.67%
Efficiency ratio			73.30%	69.59%	67.90%	69.98%	66.82%	69.82%
Total employees - FTE			160	164	173	162	162	154
Average compensation			$56,200	$53,982	$50,636	$49,796	$44,512	$41,175
Bar Harbor Bank & Trust	11971	12
Average assets			$791,915	$693,602	$636,801	$555,960	$513,919	$461,630
Net interest margin			2.94%	3.40%	3.46%	3.72%	4.08%	4.27%
Noninterest expense			18,024	18,599	18,416	15,115	14,221	13,344
Net income			$7,355	$6,866	$6,060	$6,548	$6,115	$4,702
Return on equity			12.38%	11.96%	11.67%	14.20%	13.42%	10.65%
Efficiency ratio			64.55%	66.91%	69.41%	64.24%	60.78%	59.79%
Salaries & employee benefits			$8,435	$8,900	$8,599	$7,443	$7,319	$6,501
Average compensation			$55,131	$59,732	$61,421	$55,962	$53,423	$48,515
The Camden National Bank	4255	28
Average assets			$1,720,040	$1,091,365	$959,061	$878,120	$773,177	$695,532
Net interest margin			3.45%	3.62%	3.67%	3.91%	4.39%	4.54%
Noninterest expense			30,195	17,457	16,624	15,463	16,934	16,135
Net income			$20,988	$15,081	$13,799	$14,739	$14,028	$12,780
Return on equity			17.19%	19.15%	18.65%	20.84%	21.69%	21.16%
Efficiency ratio			46.67%	41.40%	43.56%	41.05%	42.69%	43.27%
Salaries & employee benefits			$8,573	$5,391	$4,897	$4,844	$4,762	$4,799
Average compensation			$48,163	$51,837	$48,010	$50,989	$48,101	$47,049
The First, N. A.	4256	14
Average assets			$1,049,508	$884,905	$602,765	$528,084	$466,725	$413,590
Net interest margin			3.12%	3.85%	3.81%	3.60%	3.95%	3.90%
Noninterest expense			22,267	22,404	13,269	11,527	11,439	9,901
Net income			$12,379	$12,869	$8,528	$7,430	$6,535	$5,484
Return on equity			16.17%	19.12%	17.85%	17.20%	17.20%	16.21%
Efficiency ratio			53.79%	54.53%	50.81%	50.48%	52.00%	52.66%
Salaries & employee benefits			$10,826	$11,099	$7,071	$6,017	$5,766	$4,903
Average compensation			$53,330	$52,354	$52,378	$45,931	$44,698	$38,913
Merrill Merchants Bank	33704	11
Average assets			$432,076	$389,685	$354,418	$317,791	$285,509	$254,281
Net interest margin			4.20%	4.26%	4.10%	4.07%	4.48%	4.46%
Noninterest expense			12,752	11,945	10,964	10,539	10,090	9,204
Net income			$6,328	$5,798	$4,874	$4,330	$3,787	$3,075
Return on equity			18.81%	18.87%	17.46%	17.62%	17.86%	16.16%
Efficiency ratio			56.32%	56.73%	58.79%	60.09%	62.40%	64.55%
Salaries & employee benefits			$7,468	$6,835	$6,310	$5,887	$5,414	$4,860
Average compensation			$51,861	$49,891	$49,297	$48,254	$45,496	$44,182
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Notes :	RED figures indicate the worst and GREEN figures the best performance for each year
Source :	www2.fdic.gov/idasp/main.asp (use the bank's FDIC Certificate number to pull up data)
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

APPENDIX C

CERTAIN CORRESPONDENCE WITH THE COMPANY
AND THE SEC CONCERNING THESE PROPOSALS


Financial Analytics Investment Corporation
Post Office Box 611
Dover, Delaware 19903

By Federal Express	December 15, 2006

Ms. Sally J. Hutchins, Clerk	and	Mr. Peter A. Blyberg, President
Union Bankshares Company	Union Bankshares Company
66 Main Street	66 Main Street
Ellsworth, Maine 04605	Ellsworth, Maine 04605

Dear Ms. Hutchins and Mr. Blyberg:

Pursuant to SEC Rule 14a-8, Financial Analytics Investment Corporation hereby submits a proposal with accompanying supporting statement as set forth in the enclosed Exhibit A for inclusion in the proxy statement and proxy card of Union Bankshares Company for our 2007 Annual Meeting of Shareholders. Pursuant to the Bylaws as recently amended by the Board of Directors, please also consider this letter as notice under Article IV, Section 7(a) of business that our Company desires to be brought before the Annual Meeting.

Financial Analytics for many years has been a shareholder of Union Bankshares Company, first of record and more recently through its broker, E*Trade Financial. Enclosed is a letter from our broker confirming that Financial Analytics has continuously owned 9,500 shares of Union Bankshares Company common stock for the past twelve months. Such shares have a current market value well in excess of $2,000. As President of Financial Analytics, I hereby confirm that this shareholder intends to continue to hold these securities through the date of the 2007 Annual Meeting.

Financial Analytics has no material interest in this proposed matter for shareholder action, other than through its interest as a shareholder of Union Bankshares Company.

You will also be receiving correspondence from Lutece Corporation regarding other matters for shareholder action. For your information, Lutece and Financial Analytics are owned by different sets of stockholders and each is, and for many years has been, a separate and distinct owner of Union Bankshares Company common stock.

Very truly yours,

/s/ Michael Jennings

Michael V. Jennings
President

MVJ:vlo

Enclosures : Exhibit A and E*Trade Financial letter

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Exhibit A

Financial Analytics Investment Corporation, Post Office Box 611, Dover, Delaware 19903, the beneficial owner of 18,600 shares, has submitted the following proposal for consideration at this annual meeting :

Directors and Officers Stock Ownership and Compensation

RESOLVED: To amend the Amended and Restated Bylaws of the Company as follows ( changes in italics ) :

(i) revising the fourth sentence of Bylaw Article V, Section 2, to read as follows :

"No person shall be eligible to serve or remain as a director unless he or she is the actual and beneficial owner of capital stock of the Company having a current market value of at least two times his or her highest director's compensation received for any calendar year ("Qualifying Shares")."

(ii) adding the following sentence at the end of Bylaw Article V, Section 4 :

"Sixty percent ( 60% ) of all Director compensation, including all annual compensation of the Chairman of the Board, shall be paid in the form of restricted capital stock of the Company that cannot be sold while a Director."

and (iii) adding the following as Bylaw Article VIII, Section 14 :

Officer Stock Ownership. The Chairman of the Board, President and each Vice President, within ten years of assuming such offices, must be the actual and beneficial owner of capital stock of the Company having a current market value of at least five, three and two times, respectively, his or her highest annual cash compensation received for any calendar year. One half of this requirement must be satisfied by the end of his or her fifth year in office.

Supporting Statement

It is desirable that Directors and Officers have significant investments in Company stock to further align their long-term interests with those of the shareholders. Currently, Directors of the Company need only hold $5,000 of Qualifying Shares. This proposal increases that threshold based upon the level of compensation received. Currently, annual retainers to Directors are paid 50% in stock. This proposal reaches all Director compensation and increases the stock portion to 60%. Currently, stock that Directors receive as compensation may be sold immediately. This proposal requires them to hold these compensatory shares for so long as they remain in office as a Director. Currently, the Company has no policy requiring executive officers to own shares. This proposal would establish meaningful minimum standards.

Many, if not most, public corporations today recognize the importance of encouraging Directors and Officers to have a personal economic stake in the future success of their enterprise. When Directors and Officers make significant out-of-pocket investments in company stock, they have an increased economic incentive to promote long-term growth and profitability. This aligns their interests with the interests of all shareholders. Through stock compensation and stock ownership targets, Union Bankshares can seek to achieve these same worthy objectives.

By adopting these modest revisions to the Bylaws, shareholders will encourage Directors and Officers to share in the Company's future. We firmly believe that doing so will, over the long run, promote the best interests of the shareholders of this institution.

WE URGE YOU TO MARK YOUR PROXY CARD "FOR" ADOPTION OF THIS SET OF AMENDMENTS TO THE BYLAWS

_ _ _ _ _

E*TRADE
Financial

December 15, 2006

Mr. Michael V. Jennings, President
Financial Analytics Investment Corporation
Post Office Box 611
Dover, Delaware 19903

Dear Mr. Jennings :

This letter will confirm that as of this date your company (E*TRADE account number 57656086) owns 18,600 shares of Union Bankshares Company common stock that is registered in the street name of Cede & Co. Additionally, 9,500 of these shares have been in your account for more than one year.

Sincerely,
/s/ Paul Chen
Paul Chen
Senior Manager, Operations

E*TRADE FINANCIAL
135 East 57th Street
New York, NY 10022

LUTECE CORPORATION

By Federal Express	December 15, 2006

Ms. Sally J. Hutchins, Clerk	and	Mr. Peter A. Blyberg, President
Union Bankshares Company	Union Bankshares Company
66 Main Street	66 Main Street
Ellsworth, Maine 04605	Ellsworth, Maine 04605

Dear Ms. Hutchins and Mr. Blyberg :

Pursuant to SEC Rule 14a-8, Lutece Corporation hereby submits a proposal with accompanying supporting statement as set forth in the enclosed Exhibit 1 for inclusion in the proxy statement and proxy card of Union Bankshares Company for our 2007 Annual Meeting of Shareholders. Pursuant to the Bylaws as recently amended by the Board of Directors, please also consider this letter as notice under Article IV, Section 7(a) of business that our Company desires to be brought before the Annual Meeting.

Lutece for many years has been a shareholder of Union Bankshares Company, first of record and more recently through its broker, E*Trade Financial. Enclosed is a letter from our broker confirming that Lutece has continuously owned 1,676 shares of Union Bankshares Company common stock for the past twelve months. Such shares have a current market value well in excess of $2,000. As Vice President of Lutece, I hereby confirm that this shareholder intends to continue to hold these securities through the date of the 2007 Annual Meeting.

In addition, please consider this letter as notice under Bylaws Article IV, Section 7(a) of two other items of business that Lutece desires to be brought before the 2007 Annual Meeting, but for which Lutece is not seeking mandatory inclusion in the issuer's proxy materials pursuant to SEC Rule 14a-8. These two other items of business are described in the enclosed Exhibits 2 and 3. Briefly, Lutece believes : (i) that the executive and employee compensation arrangements that the Board and the President have implemented over the past few years have been grossly inappropriate to the financial position and performance of Union Bankshares Company and that the President's role in shaping such arrangements would appear to constitute gross negligence in the performance of his duties, if not a breach of fiduciary duty to his own personal pecuniary benefit; and (ii) that the Board of Directors should move expeditiously to find a replacement for Mr. Blyberg.

Lutece has no material interest in these three matters for shareholder action, other than through its interest as a shareholder of Union Bankshares Company.

Very truly yours,

/s/ Chantal Jennings

Chantal P. Jennings
Vice President

CPJ:vlo
Enclosures : Exhibit 1, E*Trade Financial Letter, Exhibit 2 and Exhibit 3

Exhibit 1

Lutece Corporation, Ten Potomac Court, Alexandria, Virginia 22314, the beneficial owner of 1,676 shares, has submitted the following proposal for consideration at this annual meeting :

Election of Directors by Majority of Votes Cast

RESOLVED:

That the shareholders hereby state their support in principle for an amendment of the Company's Articles of Incorporation to provide that director nominees must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual or special shareholder meeting; and that the shareholders hereby urge the Board of Directors to develop and present to the shareholders a proposed amendment to the Articles of Incorporation that, in the case of uncontested elections, provides for the election or re-election of directors by a majority of votes cast rather than by a simple plurality of votes cast.

Supporting Statement

A growing number of corporate governance experts, and a growing number of public corporations, have endorsed the concept that directors should be elected by a majority of votes cast rather than ( as is now the case with Union Bankshares Company ) by a simple plurality of votes cast where a single yes vote is sufficient. Majority voting in director elections is standard practice in the United Kingdom, Germany and other European nations. See Majority Voting in Director Elections : from the Symbolic to the Democratic, a report by the ISS Institute for Corporate Governance (2005) at http://www.issproxy.com/pdf/MVwhitepaper.pdf.

The overwhelming percentage of director elections in the United States are uncontested. Under "plurality election" of directors, a particular candidate can be elected to the board even if a majority of shareholders present at a meeting refuse to vote in favor of that candidate. In that case, withholding votes is an empty gesture and does not affect the outcome of the election. Conversely, under "majority election" of directors, a candidate who fails to obtain a full majority of the votes cast is deemed not elected or re-elected.

For Delaware corporations, shareholders generally have the power to amend the bylaws to require majority voting for directors. Maine law differs from Delaware law in this respect. Under Maine law, a bylaw amendment is generally not sufficient to invoke majority voting; instead, such a provision must appear in the articles of incorporation and therefore must have approval both from the shareholders and from the board. Union Bankshares is a Maine corporation, and thus implementation of a majority voting procedure would require cooperation and support from our Board of Directors.

Majority election procedures vary from corporation to corporation. By supporting this proposal, shareholders can encourage our Company's Board to : (a) craft a provision that is suitable and appropriate for Union Bankshares; and (b) submit to the shareholders for approval the Board's proposed amendment to the Articles of Incorporation.

WE URGE YOU TO MARK YOUR PROXY CARD "FOR" ADOPTION OF THIS PROPOSAL FOR ELECTION OF DIRECTORS BY MAJORITY OF VOTES CAST


_ _ _ _ _

Exhibit 2

Removal of Director

RESOLVED:	To remove Peter A. Blyberg as a Director, for cause.

_ _ _ _ _

Exhibit 3

Report on Management Succession

RESOLVED:

In the event that Company by August 15, 2007 has not otherwise publicly announced a plan of succession for the position of President and Chief Executive Officer of Union Trust Company, by naming an anticipated or potential successor, then the shareholders hereby urge the Board of Directors by September 30, 2007 to mail to each shareholder of record a written report signed by all Directors detailing the actions taken by the Board prior to such date to develop such a plan and to locate such a successor.

_ _ _ _ _

E*TRADE
Financial

December 15, 2006

Ms. Chantal P. Jennings, Vice President
Lutece Corporation
Post Office Box 611
Dover, Delaware 19903

Dear Mrs. Jennings :

This letter will confirm that as of this date your company (E*TRADE account number 57200281) owns 1,676 shares of Union Bankshares Company common stock that is registered in the street name of Cede & Co. All of these shares have been in your account for more than one year.

Sincerely,
/s/ Paul Chen
Paul Chen
Senior Manager, Operations

E*TRADE FINANCIAL
135 East 57th Street
New York, NY 10022


N O T I C E

By Express Mail

To	:	Sally J. Hutchins, Clerk
Union Bankshares Company
Post Office Box 479
Ellsworth, Maine 04605

From	:	Michael V. Jennings, President
Financial Analytics Investment Corporation
Post Office Box 611
Dover, Delaware 19903-0611

Subject	:	Director nominations

Date	:	February 14 , 2007

Our Company would like to nominate two individuals for election as Directors of the Union Bankshares Company. Accordingly, I have enclosed with this Notice the following items :

Director Nomination Information on Andrew J. Pease;

Consent of Andrew J. Pease;

Director Nomination Information on Michael V. Jennings; and

Consent of Michael V. Jennings

Relevant information on our Company is as follows :

Name and address of shareholder
submitting the nominations		: Michael V. Jennings, President
Financial Analytics Investment Corporation
Post Office Box 611
Dover, Delaware 19903

Number of shares owned of record		: 18,600

Dates shares were acquired		: all on or before 31 December 2001

Description of all arrangements or understandings between this shareholder and the nominee and any other person pursuant to which the nominations are to be made by the shareholder :

None

Identification of any person employed, retained or to be compensated by this shareholder submitting the nomination or by the person nominated, or any person acting on his or her behalf to make solicitations or recommendations to shareholders for the purpose of assisting in the election of such Director :

None


Director Nomination Information

Name	:	Andrew J. Pease

Age	:	69

Business address	:	none

Residence address	:	18 Bridges Point Lane
Brooklin, Maine 04616

Mailing address	:	Post Office Box 80
Brooklin, Maine 04616

Principal occupation	:	retired

Securities and Exchange Commission required proxy statement information :

Material pending litigation : none

Family relationship with any Union Bankshares executive officer, director or other nominee : none

Principal occupation and employment during the past 5 years :

Senior Vice President and Chief Financial Officer
Webber Energy Fuels
2002 - 2004

Director of any public companies : none

Legal or administrative proceedings during the past five years : none

Transactions between the nominee or his immediate family members and Union Bankshares since January 1, 2006 with a dollar amount exceeding $120,000 : none

C O N S E N T

To :	Sally J. Hutchins, Clerk
Union Bankshares Company
Post Office Box 479
Ellsworth, Maine 04605

From :	Andrew J. Pease

Date :	February 13, 2007

This document will serve to formally confirm that I am willing to serve as a director of the Union Bankshares Company, if elected.

Andrew J. Pease

/s/ Andrew J. Pease


Director Nomination Information

Name	: Michael V. Jennings

Age	: 62

Business address	: 103 Foulk Road, Suite 200
Wilmington, Delaware 19803

Residence address	: Ten Potomac Court
Alexandria, Virginia 22314

Principal occupation	: financial consultant and investment manager

Securities and Exchange Commission required proxy statement information :

Material pending litigation : none

Family relationship with any Union Bankshares executive officer, director or other nominee : none

Principal occupation and employment during the past 5 years :

President
Financial Analytics Corporation and subsidiaries
2002 - 2007

Director of any public companies : none

Legal or administrative proceedings during the past five years : none

Transactions between the nominee or his immediate family members and Union Bankshares since January 1, 2006 with a dollar amount exceeding $120,000 : none

C O N S E N T

To :	Sally J. Hutchins, Clerk
Union Bankshares Company
Post Office Box 479
Ellsworth, Maine 04605

From :	Michael V. Jennings

Date :	February 13 , 2007

This document will serve to formally confirm that I am willing to serve as a director of the Union Bankshares Company, if elected.

Michael V. Jennings

/s/ Michael Jennings


UNION
BANKSHARES
COMPANY

March 13, 2007

Via U.S. Postal Service Express Mail

Mr. Michael V. Jennings
President
Financial Analytics Investment Corporation
P.O. Box 611
Dover, DE 19903

Dear Mr. Jennings:

      On February 20, 2007, Union Bankshares Company (the "Company") received your letter dated February 14, 2007 in which Financial Analytics Investment Corporation seeks to nominate two individuals for election to the Board of Directors at the Company's 2007 Annual Meeting of Shareholders.

      I am writing to inform you that the Corporate Governance Committee of the Board of Directors has reviewed your letter and that, based upon information available to it, has determined that your letter does not constitute timely notice in writing of the nomination, as required by Article IV, Section 8(b) of the Company's Bylaws. As the attempted nomination did not satisfy this provision of the Company's Bylaws, the Corporate Governance Committee will not present your name or that of Mr. Andrew J. Pease as nominees for consideration to the Board of Directors and the Board of Directors will not consider you or Mr. Pease as nominees for election to the Board of Directors.

Sincerely yours,

/s/ Sally Hutchins

Sally J. Hutchins
Senior Vice President, Clerk


Financial Analytics Investment Corporation
Post Office Box 611
Dover, Delaware 19903

March 28, 2007

By Express Mail

Members of the Corporate Governance Committee
c/o Sally J. Hutchins, Clerk
Union Bankshares Company
Post Office Box 479
Ellsworth, Maine 04605

Re: Pending Shareholder Nominations for 2007 Annual Meeting

Ladies and Gentlemen:

I have received a recent letter from Ms. Hutchins informing me that the Corporate Governance Committee, "based upon information available to it," determined that my February 14 letter did not give timely notice of nomination of two proposed Board candidates. I respectfully ask the Committee to revoke this determination, after giving due consideration to the following:

1. In 2005 the Board of Directors adopted a new provision regulating when and how shareholders can nominate candidates for election as a director. Article IV, Section 8(b) of the Bylaws states as follows:

"To be timely, a shareholder's notice [of a nomination] must be delivered to or received by the Clerk not later than the following dates: (i) with respect to an election of Directors to be held at an annual meeting of shareholders, sixty (60) days in advance of such meeting if such meeting is to be held on a day which is within thirty (30) days preceding the anniversary of the previous year's annual meeting, or ninety (90) days in advance of such meeting if such meeting is to be held on or after the anniversary of the previous year's annual meeting."

To my knowledge, the Company has not yet publicly announced (nor does Ms. Hutchins' letter reveal) the date of the 2007 annual meeting of shareholders. If the Board has decided to hold the meeting on May 18 or later, then notice is timely if "delivered to or received by" the Clerk by February 17. If the Board has decided to hold the meeting on May 17 or earlier, then notice is timely if "delivered to or received by" the Clerk by March 18. February 17 and March 18 happen to fall on a Saturday and Sunday, respectively.

2. Ms. Hutchins states that the Company did not receive my letter until Tuesday, February 20. Since the earliest possible notification deadline would be Saturday, February 17, and since Monday, February 19 was a holiday (Presidents' Day), there is no dispute but that the letter was in hand by the very first business day after Saturday, February 17.

Through no fault of the shareholders, Section 8(b) itself does not attempt to define the phrase "received by" the Clerk. I grant that it is possible for Committee members to adopt the most anti-proponent interpretation possible - that the Clerk must have actually seen and opened the notice in order for it to be "received by the Clerk." Such a reading is contrary to normal commercial practice. If the Company's deadline for filing its Form 10-K happens to fall on a Saturday, SEC rules state that the Company has until the next business day to make the filing. If April 15 happens to fall on Patriot's Day, IRS rules state that the taxpayer has until the next business day to file his tax return. (If a Union Trust Company loan payment date happened to fall on Sunday, February 18, would the borrower be charged for two days' interest if her installment payment check was not cashed until the Bank opened for business on Tuesday morning, February 20?)

3. The Section 8(b) deadline that the Board has imposed on shareholders is met if notice is either timely "delivered to or received by" the Clerk. Again, Section 8(b) itself does not attempt to define the phrase "delivered to" the


Clerk. When the shoe is on the other foot, however, the Bylaws are quite clear that notice by the Company to the shareholders (such as notice of an annual meeting) "shall be deemed to be delivered when deposited in the United States mail with required postage, addressed to the shareholder at his or her address as it appears in the records of the Company." Notice to a director in connection with a meeting is similarly "deemed to be delivered when deposited in the United States mail, properly addressed, with postage prepaid." It seems arbitrary, at best, for Committee members to take the position that "delivered to" the Clerk means the exact same thing as "received by" the Clerk, and that "received by" the Clerk means that she must have actually seen and opened the notice.

4. As the envelope and other records will indicate, my letter was postmarked (Express Mail) on Thursday, February 15 and arrived in the Company's post office box early on Saturday, February 17.

5. I note that the Bylaws don't actually delegate to the Corporate Governance Committee the authority to interpret Section 8(b). Article IV, Section 8(a) states that "No nominations for Directors except those made by the Board of Directors or [the Corporate Governance Committee] shall be voted upon at the annual meeting of shareholders unless other nominations by shareholders are made in accordance with the provisions of this Section 8." (The Bylaws seem to contemplate that the Chairman of the Board or the President will determine if a nomination was timely made. Article IV, Section 6 indicates that "The Chairman of the Board or the President shall preside at all meetings of the shareholders." And Article IV, Section 8(d) states that "The chairperson of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not properly brought before the meeting in accordance with the provisions hereof, and, if he should so determine, he shall declare to the meeting that such nomination was not properly brought before the meeting and shall not be considered.") Nonetheless, in that the Corporate Governance Committee is a committee of independent directors vested with authority to consider sensitive matters of corporate governance, I would ask the Committee to reconsider its initial determination and notify me as soon as possible whether, in all fairness and good faith, it construes the above-described facts as constituting timely and sufficient notice to the Company under Section 8(b).

Respectfully submitted,
FINANCIAL ANALYTICS INVESTMENT
CORPORATION

	By:	/s/ Michael V. Jennings

Michael V. Jennings, President

cc:	Mr. Peter A. Blyberg
Sandra H. Collier, Esq.
Richard A. Schaberg, Esq.


Financial Analytics Investment Corporation
Post Office Box 611
Dover, Delaware 19903

April 2, 2007

By Federal Express

U. S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, Northeast
Washington, District of Columbia 20549

Re: Union Bankshares Company - SEC File No. 0-12958

Ladies and Gentlemen:

The undersigned is a shareholder of Union Bankshares Company, a Maine corporation (the "Company"). By letter dated February 14, 2007, the undersigned gave notice to the Company's Board of Directors of its intention to nominate two candidates for election at the 2007 Annual Meeting of Shareholders. At the time, the Board consisted of 12 members, and the Bylaws of the Company (as most recently filed by the Company with the Commission on May 16, 2005) provided for a Board consisting of 15 members.

On March 28, 2007, the Company filed a "Current" Report on Form 8-K, announcing that its Board had amended the Bylaws on October 19, 2005 to reduce the size of the Board to 14 members, and then had amended the Bylaws, yet again, on April 19, 2006 to reduce the size of the Board to 12 members. A copy of the twice-amended Bylaws appears as an exhibit to the March 28, 2007 filing.

In addition to having taken more than 17 months and 11 months, respectively, to file Form 8-K reports that are due within four business days after any amendment of the Bylaws, the Company by its tardy disclosure has significantly altered the implications of the intended Board nominations described in the undersigned's February 14, 2007 letter.

If (in reliance on the public record existing at February 14, 2007) the permitted size of the Board is 15 members, and if only 12 directors are then in office, then election of two additional share-holder nominees could be accomplished without displacing any existing directors. But if the Bylaws instead provide that the Board is limited to just 12 directors, then election of two shareholder nominees can only occur if :

(i) two candidates supported by Company management ( presumably, two existing Board members) are displaced; or

(ii)

the shareholders simultaneously act ( as would be permissible under Maine law but for the advance notice provisions described below) to increase the maximum size of the Board by at least two additional positions.

The Board in 2005 amended the Company's Bylaws so as to regulate whether and how a shareholder may submit a proposal at an Annual Meeting of Shareholders. The Bylaws now require 120 days' advance notice of shareholder proposals and up to 90 days' advance notice of director nominations. By the time of the recent Form 8-K filing, therefore, it was far too late for the undersigned to tie its nomination proposal to a proposed increase in the size of the Board.

The Company's late filing last week comes on the heels of last year's "Current" Report on Form


8-K filed on June 16, 2006, which belatedly (after more than a dozen years) announced that the Company's subsidiary bank had entered into deferred compensation agreements with its executive officers (including the man who now is its President and Chief Executive Officer) on August 12, 1993 and had then materially amended these agreements on December 23, 1999.

It is unclear to me what remedy, if any, is available under these circumstances, but I thought it would be worthwhile to alert the Staff to the practical implications of the Company's most recent failure to make accurate and timely disclosures to public shareholders. I would appreciate any assistance you could provide.

Respectfully submitted,

/s/ Michael V. Jennings

Michael V. Jennings
President

cc:	Richard A. Schaberg, Esquire (Company counsel)
Sandra H. Collier, Esquire, Chairman
Peter A. Blyberg, President
Sally J. Hutchins, Clerk


Verrill Dana, LLP

One Portland Square
Portland, Maine 04112-0586
207-774-4000 • Fax 207-774-7499

April 19, 2007

VIA FAX AND FEDERAL EXPRESS

Richard A. Schaberg, Esq.
Thacher Proffitt & Wood LLP
1700 Pennsylvania Ave., N.W., Suite 800
Washington, DC 20006

Re:	Union Bankshares Company (the "Company") and
Financial Analytics Investment Corporation ("FAIC")

Dear Rich:

      I still am awaiting word from you on whether the Company is withdrawing its objections to the timeliness and/or content of FAIC's notice of board nominations. Mr. Jennings wrote the Corporate Governance Committee a letter on March 28 making such a request. He received no reply. I spoke with you about this last Friday, April 13, and reiterated this request. You and I spoke again on April 16, and you said you were hopeful that a decision would be communicated to me the next day. This morning you sent me a message stating that I would hear from you this morning.

      It now is approaching the end of the day on Thursday. FAIC is trying to finalize its proxy statement, but is hamstrung in doing so until it knows what position the Company is going to take on this. It is very unfair for the Company to assert this kind of ill-founded position and then stretch out the period for making a decision.

      To review the facts: The Company claims in its publicly-filed preliminary proxy statement (and in Ms. Hutchins' letter dated March 13, 2007) that FAIC's shareholder notice of nominations was not timely delivered to the Company. Considering that the 2007 Annual Meeting date falls before the one-year anniversary date of the 2006 Annual Meeting, the applicable notice deadline under the Bylaws is March 18, 2007. As such, this claim by Company management in the preliminary proxy statement is obviously and materially inaccurate and needs to be corrected.

      The Company also claims in its proxy statement that the shareholder notice failed to include all necessary information. To date, the Company has not identified the missing information, nor has the Company made any request under Article IV, Section 8(c) of the Bylaws for additional information about either prospective nominee. As such, we consider this claim also to be unacceptable and a breach of the implied obligation of Company management to deal with shareholder nominations in good faith. We therefore have asked that this claim, too, be withdrawn.

I look forward to hearing from you very promptly.

Very truly yours,

/s/ Greg Fryer

Gregory S. Fryer

GSF/sss
cc:	Michael V. Jennings


UNION
BANKSHARES
COMPANY

{note: letter undated but sent later on April 19, 2007 via email to FAIC's counsel}

Via U.S. Postal Service Express Mail

Mr. Michael V. Jennings
President
Financial Analytics Investment Corporation
P.O. Box 611
Dover, DE 19903

Dear Mr. Jennings:

      The Company is in receipt of your letter, dated March 28, 2007, requesting the Corporate Governance Committee to "reconsider its initial determination" that your letter, dated February 14, 2007 (the "Nomination Letter"), seeking to nominate two individuals for election to the Board of Directors at the Company's 2007 Annual Meeting of Shareholders (the "Annual Meeting") was not timely.

      The Company has been informed by the Securities and Exchange Commission (the "SEC') that it is reviewing the Company's preliminary proxy materials filed on April 12, 2007. As a result, the Company's anticipated mailing date for the proxy materials is now on or about May 10, 2007 and the date of the Annual Meeting has been changed to June 7, 2007. Pursuant to Article IV, Section 8(b) of the Company's Bylaws, the Corporate Governance Committee has determined that the Nomination Letter is now timely.

      The Corporate Governance Committee has also determined, however, that the Nomination Letter is deficient with respect to certain information required to be included pursuant to Article IV, Section 8(b) of the Company's Bylaws. Specifically, the Nomination Letter is required to set forth "information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission..." We draw your attention to Item 5(b) of SEC Schedule 14A, "Interest of certain Persons in Matters To Be Acted Upon - Solicitation subject to Rule 14a-12(c) ([SECTION]240.14a-12(c))." Because Financial Analytics Investment Corporation has filed preliminary proxy materials with the SEC, indicating that it will undertake a solicitation in opposition to the Company with respect to the election and removal of directors at the Annual Meeting, the solicitation is subject to Rule 14a-12(c), and the information set forth under Item 5(b) of SEC Schedule 14A is required to be included in a proxy statement filed with the SEC.

      The Company hereby requests that Financial Analytics Investment Corporation supplement the Nomination Letter, no later than April 27, 2007, with the information required by Item 5(b) of SEC Schedule 14A, pursuant to Article IV, Section 8(b) of the Company's Bylaws. The Corporate Governance Committee is prepared to determine that the Nomination Letter has been timely submitted in accordance with the Company's Bylaws, once this information has been submitted, and will so advise the full Board of Directors of the Company.

Sincerely yours,

/s/ Sally Hutchins

Sally J. Hutchins
Senior Vice President, Clerk


Financial Analytics Investment Corporation
Post Office Box 611
Dover, Delaware 19903

April 23, 2007

BY FACSIMILE AND MAIL

Members of the Corporate Governance Committee c/o Sally J. Hutchins, Clerk Union Bankshares Company P.O. Box 479 Ellsworth, Maine 04605

Re: Pending Shareholder Nominations for 2007 Annual Meeting

Dear Committee Members:

Under the Charter adopted by your Committee and approved by the Board of Directors, the independent directors who make up the Corporate Governance Committee are vested with responsibility for overseeing matters of fundamental corporate governance affecting Union Bankshares Company.

It is beyond debate, I hope, that each shareholder of Union Bankshares Company has the right to propose nominees for election as directors, and that all shareholders have the right to expect that the Company will handle such nominations in a principled and even-handed manner. By any fair measure, the Company's handling of the shareholder nominations proposed earlier this year has fallen far short of these standards. I respectfully ask each of you to take prompt action to insist that the Company remedy this situation.

The Company's proxy statement (i) declares that "the Board of Directors will consider on a case-by-case basis" nominees recommended by shareholders who provide timely notice in writing," (ii) states that "it is the policy of the Board to select individuals as director nominees who shall have" certain designated characteristics, and (iii) confirms that "shareholder nominees are analyzed by the Board in the same manner as nominees that are identified by the Board."

The Company is on the verge of an election contest in which, unless prompt action is taken, it will become apparent that an outside shareholder's nominees did not receive fair consideration.

The Initial (Ill-Advised) Reaction to These Nominations

On March 23, I received a Ms. Hutchins's brief letter which stated (without further explanation):

I am writing to inform you that the Corporate Governance Committee of the Board of Directors has reviewed your letter and that, based upon information available to it, has determined that your letter does not constitute timely notice in writing of the nomination, as required by Article IV, Section 8(b) of the Company's Bylaws. As the attempted nomination did not satisfy this provision of the Company's Bylaws, the Corporate Governance Committee will not present your name or that of Mr. Andrew J. Pease as nominees for consideration to the Board of Directors and the Board of Directors will not consider you or Mr. Pease as nominees for election to the Board of Directors. (Emphasis added)

By now, it is obvious that the Committee's determination here was based on faulty advice and a failure to check the Bylaws. The actual deadline (impossible for a shareholder to compute precisely at the time of submitting the notice) was March 18 - which ironically fell five days after the date of Ms. Hutchins' letter claiming that the relevant notice was late.

Digging the Hole Deeper

This initial handling of these nominations might be chalked up to simple inattention. A closer examination of these and later actions taken, however, reveals a systematic and heavy-handed bias that I find very troubling:


1.

Even if the deadline had been (as the Committee assumed) Saturday, February 17, it is troubling that the Company elected to take the most anti-shareholder reading possible in advising that the notice was late. The notice letter was postmarked Thursday, February 15, was shown by the Express Mail label on the envelope as having been delivered to P.O. Box 479 in Ellsworth on February 17 at 6:02 that morning, and was opened by Ms. Hutchins on the very next business day. The P.O. Box used by the Company is the same one published by the Bank for its correspondence from customers and others. Under the Bylaw, a shareholder's notice is timely if "delivered to or received by" the Clerk on the applicable deadline. Management reads both phrases to mean the same thing - that notice from a shareholder is neither "delivered to" nor "received by" the Clerk until personally received by her. (Further discussion of this question can be found in my March 28 letter to the Committee.)

2.

Confronted with evidence of its deadline error, Management on April 12 filed a proxy statement that offered up a second rationale for rejecting FAIC's nominees. In this SEC filing, Management said the Committee "determined not to nominate the shareholder's recommended nominees" because the nomination notice was both untimely and incomplete. At this point, Management had to know that this statement was flat out false. Computation of the deadline was a ridiculously simple matter by then. If (against all odds) Management had still believed the untimeliness claim to be valid, then Management would have had no need to add a second rationale (a supposed "defect" that Ms. Hutchins' letter had not bothered to mention). The proxy statement itself gave no hint of what information might be missing, and for several days Management refused to answer my counsel's repeated requests that the Company identify this supposed defect in the notice.

3.

Under pressure from counsel and perhaps the SEC, the Company on April 19 finally dropped the untimeliness claim. A letter to me that day from Ms. Hutchins reported that the Annual Meeting date had been postponed by three weeks, and that the Corporate Governance Committee "has determined that the Nomination Letter is now timely." This odd turn of phrase is explained by Management's understandable reluctance to admit that one week earlier it had made a false and misleading statement in its SEC-filed proxy statement.

4.

The incompleteness claim, like the untimeliness claim before it, relies on specious reasoning that is openly hostile to shareholder nominations. According to the Company's April 19 letter, the Corporate Governance Committee determined that "the Nomination Letter is deficient with respect to certain information required to be included pursuant to [the applicable Bylaw]." The letter points to Item 5(b) under the SEC Schedule 14A, which calls for information about each "participant" in an election contest. The Bylaw does indeed call for "such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission." The notice letter provided some, but not all, of the information that SEC Item 5(b) would require for FAIC itself. However, information about this election contest "participant" is not information regarding that participant's "nominees." In fact, at the time a shareholder is required to give the Committee advance notice of the nominations, the shareholder cannot know whether there will be an election contest. If the Committee endorses these candidates, there is no election contest and therefore no proxy solicitation "participant" under SEC rules other than the nominees themselves. Under Management's reading, if the Committee (in March) decides not to endorse his nominees, the shareholder (in April) will then need to decide whether to engage in a proxy solicitation contest, and his original nomination letter (in February) will be then be judged (at the Annual Meeting in May) on whether that letter provided all subsequently required information about whatever entities and individuals join as "participants" in his proxy solicitation effort.

The Consequences of a Patently Biased Process

Where does this leave us? For one thing, Management's pursuit of false controversies has driven up my legal costs and those of the Company. Second, if left unchecked, Management's open hostility to these nominations sets a chilling precedent for those who believe that the Board should fairly consider candidates proposed by outside shareholders. Third, I worry that these kinds of shenanigans undermine respect for the Company and its Board.

I have no objection to providing the Committee with the requested information about FAIC as a "participant." This is information that is already publicly available through the preliminary proxy statement that FAIC filed on April 10. It would be petty and counterproductive for me to "withhold" such information as a matter of principle, and I will send this to you under separate cover.


I do care about Union Trust Company and its customers and employees, and would not be going to this trouble and expense were it otherwise. My goal here is to try to provoke changes that will encourage the Board of Directors to assert greater power and independence in overseeing the strategic direction of the Bank.

According to the Company's statements to me (and to the public, through the proxy statement), the Committee has not yet evaluated Andy Pease or me as candidate directors, due to the purported defects in FAIC's nomination notice. The April 19 letter offered a simple resolution of all such purported defects, and in that sense represents a large step forward. Allow me, please, to suggest another step.

A Request for Prompt and Fair Remedial Action

I am asking the Committee to make a prompt, fair, and independent evaluation of Mr. Pease and me as candidates for election to the Board. I believe that if you do so, you will conclude that he and I meet the published standards by which the Board evaluates director nominees. I have, as you know, been very critical of Mr. Blyberg, and you almost certainly will want to evaluate also whether Mr. Pease and I would be disruptive of Board meetings and would find ourselves unable to work with Mr. Blyberg. I can only say that had I felt this was the case, I would not have bothered to run for this office and would not have funded this election contest. Consider, if you will, that Mr. Pease and I have long experience with many companies and that we have been successful in those endeavors. As two directors on a large Board, we will have no ability to obtain a majority position except by persuasion and hard work.

When I first submitted these nominations, the Bylaws available to me and other outside shareholders limited the size of the Board to fifteen members - consisting of three classes of five directors each. In pursuing these nominations, I expected that Management would oppose our candidacies but I was under the impression that it would do so by putting up two new candidates. Because Management had failed until March 28, 2007 to make a timely filing of Bylaw amendments the Board adopted in 2005 and 2006, I (like other shareholders) was unaware that the size of the 2007 class of directors had been cut to three directors, and that Mr. Pease and I could be elected only by replacing two incumbent directors.

I hereby respectfully request the Committee to recommend to the Board that it (a) take action to expand this class of directors to five members, and (b) endorse the candidacies of Mr. Pease and myself.

While I await your action, I plan to continue my proxy solicitation efforts. An outside candidate faces long odds against candidates that enjoy the support of Management's company-funded proxy solicitation efforts.

I look forward to hearing from you and hope you will choose to take action in support of this proposal.

Respectfully submitted,
FINANCIAL ANALYTICS INVESTMENT CORPORATION

By: /s/ Michael V. Jennings

Michael V. Jennings, President

cc:	Mr. Peter A. Blyberg
Sandra H. Collier, Esq.
Richard A. Schaberg, Esq.

Gregory S. Fryer, Esq.


Verrill Dana, LLP

ONE PORTLAND SQUARE
PORTLAND, MAINE 04112-0586
207-774-4000 • FAX 207-774-7499

April 29, 2007

VIA EMAIL

Richard A. Schaberg, Esq.
Thacher Proffitt & Wood LLP
1700 Pennsylvania Ave., N.W., Suite 800
Washington, DC 20006

Re:	Union Bankshares Company (the "Company") and
Financial Analytics Investment Corporation ("FAIC")

Dear Rich:

      On April 25, I received a letter from you asking FAIC to provide additional biographical information about each of its nominees, for consideration by the Company's Corporate Governance Committee. Katrina Wilson then followed up with a message asking that the information be provided by mid-morning on Monday, April 30, so that it could be considered by the Committee in its meeting called for that afternoon.

FAIC was pleased to hear that the Committee will be evaluating these nominees on Monday, and now is pleased to provide the supplemental biographical information enclosed with this letter.

      As you know, Mr. Jennings is flying up from Virginia on Monday to meet in Ellsworth with Ms. Collier and Messrs. Blyberg, Shea, and Markos. If any member of the Committee has other questions concerning the qualifications of these nominees, Mr. Jennings would be happy to discuss these at or after his meeting.

Very truly yours,

/s/ Greg Fryer

Gregory S. Fryer

GSF/sss
Enclosure

cc:	Michael V. Jennings
Andrew J. Pease, Jr.
Sandra H. Collier, Esq.
Katrina Greiner Wilson, Esq.


SUPPLEMENTAL BIOGRAPHICAL INFORMATION

TO:	Corporate Governance Committee:
Sandra H. Collins (Chair)
Arthur J. Billings
Samuel G. Cohen
James L. Markos, Jr.

FROM:	Michael E. Jennings
Andrew J. Pease

DATE:	April 29, 2007

RE:	Your Request for Further Biographical
Information

      We are very pleased to provide the additional biographical information that your Committee has requested in connection with its evaluation of us as director nominees for the 2007 Annual Meeting of Shareholders of Union Bankshares Company.

      This request was made through a recent letter from Company counsel, Mr. Schaberg, who wrote that your Committee will be meeting to evaluate whether to recommend our candidacies to the Union Bankshares Company Board of Directors. Mr. Schaberg's letter states, "The Company is now working diligently to finalize its proxy materials, which will include the results of the Corporate Governance Committee's review of the proposed shareholder nominees."

As published in the Company's proxy statement this year (and likewise, with some variations, in its proxy statements for the past several years):

It is the policy of the Board of Directors to select individuals as director nominees who shall have the following characteristics:

o	successful business, government service or professional experience, and if possible, previous board experience;

o

other areas of expertise or experience, which are desirable given the Company's current business and Board composition, such as financial, general management practices, planning, legal, marketing, technology, banking or financial services;

o	personal characteristics matching the Company's values such as character, integrity, accountability and sound business judgment and an unblemished personal reputation;

o	residence in the Bank's service area;

o	a willingness and ability to commit the necessary time to fully discharge the responsibilities of Board membership to the affairs of the Company; and

o	a commitment to the long term growth and profitability of the Bank.

Mr. Schaberg's letter references this policy and states that the Corporate Governance Committee will review our qualifications in accordance with this policy. We have organized our information accordingly.


MICHAEL V. JENNINGS:

1. Successful business, government service or professional experience, and if possible, previous board experience.

Education:

I received my undergraduate degree in Accounting and Mathematics, from the University of Maryland. My undergraduate experience included an internship with the audit practice of Arthur Young & Co.'s New York office, and I was a member (and served as President) of the accounting honorary fraternity, Beta Alpha Psi.

I received my Masters in Business Administration degree from the Harvard Business School.

Employment History:

I began my professional career as a consultant to a 55-branch commercial bank in Baltimore, Maryland. While there, I designed and oversaw the installation of software to automate the general ledger function of that bank.

After graduation from business school, I was a founding employee and President and CEO of Systems Leasing Corporation, which provided financial consulting and lease underwriting services to manufacturers of computer and data processing equipment and their end-user customers. Within ten years, the company's leased equipment portfolio grew to a value of more than $310,000,000.

Thereafter, I was founder and President and CEO of St. Joseph Lease Capital Corporation, the majority-owned leasing subsidiary of the bank holding company for St. Joseph Bank & Trust Company, which at the time was a $450,000,000 commercial bank located in South Bend, Indiana. Within six years, the company's leased equipment portfolio grew to a value of more than $280,000,000.

In 1984 I founded Financial Analytics Corporation to acquire St. Joseph Lease Capital Corporation, and I have served as its President and CEO ever since. FAC developed and sold software and services to cost-effectively manage the lease financing needs of large companies, most of which were Fortune 100 clients.

Since the early 1990's, I have managed my family's investment portfolio, which among other assets includes shares in Burke & Herbert Bank & Trust Company (the oldest bank in Virginia) and Union Bankshares Company.

Board Experience:

I have served on numerous charitable boards, and am presently serving on the Board of Dean's Advisors of the Harvard Business School, and as Chairman of the Board of the Harvard Business School Club of Washington. Since 1996, I have served on the Board of Trustees of the Maine Maritime Museum. I also serve as a director of FAC and its various affiliated corporations.

2. Other areas of expertise or experience, which are desirable given the Company's current business and Board composition, such as financial, general management practices, planning, legal, marketing, technology, banking or financial services.

As noted above, my undergraduate training is in accounting. I gained further financial expertise through my studies at business school. The companies of which I have been President and CEO were audited by four different public accounting firms over a sixteen-year period. As such, I have considerable experience supervising CFOs and controllers as well as working with outside auditors to produce audited financial statements.

As a result of 15+ years of investment activities for which I have been responsible, I have considerable experience in analyzing bank stocks and am familiar with the customary methodologies for analyzing the financial performance of such institutions.

As CEO at St. Joseph Lease Capital Corporation and Financial Analytics Corporation, I am familiar with the demands of running a complex business.

As a result of my training in accounting and finance, my prior work in supervising CFOs and outside auditors, and my responsibility as President and CEO for assuring the existence and functioning of financial reporting mechanism and accounting controls, I am qualified to serve as an "audit committee financial expert" of the Company within the meaning of applicable SEC rules and disclosure requirements.

3. Personal characteristics matching the Company's values such as character, integrity, accountability and sound business judgment and an unblemished personal reputation.

Those who know me well can attest to my work ethic, capabilities, experience, and integrity.


I believe strongly that a bank owes an obligation to support social and charitable efforts within its local banking communities. Although Maine is not my primary residence, my family and I have supported a number of charitable endeavors in Maine, for example:

*

My family foundation is the principal funding sponsor of the Discovery Boat Building Program at Maine Maritime Museum, through which for the past several years the entire 8th grade of the South Bristol middle school has had the opportunity to spend every Friday of the school year learning how to work together as a team to build two skiffs.

*

My family foundation is a major supporter of Common Good Ventures, which has assisted the United Way of Eastern Maine, the Maine Sea Coast Mission's EdGe Program in Washington County, and other worthy Maine charitable organizations.

* My wife and I are significant contributors to The Ellsworth American's Newspapers in Education Program.

Our activities outside Maine include lifetime membership status in the The Raleigh Tavern Society, which is the major donor organization for The Colonial Williamsburg Foundation where we serve on The President's Council. We also have organized and funded the Jennings Family Research Fund for Management Education at the Harvard Business School for the creation of new teaching materials and cases; as of June 30, 2006, the Research Fund's assets exceeded $1,682,000.

4. Residence in the Bank's service area.

My primary residence is in Alexandria, Virginia. For more than 25 years, my wife Chantal and I have maintained a second home in the town of Winthrop, Maine. I am very familiar with Ellsworth and other towns in which Union Trust Company has branches, and have been a personal and corporate customer the Bank since 1991. My wife and I own land in Gouldsboro and plan to build a home there.

5. A willingness and ability to commit the necessary time to fully discharge the responsibilities of Board membership to the affairs of the Company.

I hope the Committee will understand that had I been unwilling to commit the necessary time to fully discharge the responsibilities of this position, I would not be pursuing this nomination. I am well aware of the legal and fiduciary obligations incumbent upon directors of publicly reporting companies and upon directors of financial institutions and financial institution holding companies. I pledge to fully perform my responsibilities as such, if elected.

6. A commitment to the long term growth and profitability of the Bank.

Again, if I did not have a commitment to the long-term growth and profitability of the Bank, I would not have devoted this level of energy and resources to pursue election to the Board.

ANDREW J. PEASE, JR.:

1. Successful business, government service or professional experience, and if possible, previous board experience.

I retired in 2003 after a long career as the chief operating officer of Webber Energy Fuels in Bangor, Maine. Together with its related companies, Webber is one of the largest locally-owned businesses in Maine. Webber's principal business is wholesale and retail heating oil distribution, but it also owns numerous gasoline/ convenience stores, and sells, installs, and services heating systems throughout Maine and New Hampshire. Currently Webber has approximately 1,000 employees. At the time I joined the company in 1967, it had approximately 200 employees.

As a non-family member of management, I handled many responsibilities for Webber over the years. I originally was hired in 1967 as its credit manager. At the time, I had seven years' experience working for Merrill Trust Company, where I had been promoted to Branch Manager. Soon after Webber hired me, the company decided to form its own bank subsidiary, Financial Acceptance Corporation. I helped oversee the process of obtaining a bank charter from the State of Maine, and then served as President of this institution from 1969 to 1986. I became a Vice President of the parent company in the late 1980s and held the position of Senior Vice President and Chief Financial Officer at the time of my retirement.

I also have significant prior board experience:

*

In 1984 I was elected to the Board of Directors of The One Bancorp, an SEC-reporting company that owned Maine Savings Bank and other financial institutions. I was on the Board until 1991, and served on the Board's Executive Committee and on its Audit Committee.

* I am a member of the Board of Directors of Coastal Holdings Inc, a subsidiary of Blue Hill Memorial Hospital.


*

For a number of years, I have been a member of the Maine Board of Bar Overseers, which is responsible for enforcing the ethical and professional standards imposed on lawyer in this State under rules adopted by the Maine Supreme Judicial Court. The Board consists of six lawyers and three lay members. The lawyers are appointed by the Court, and the lay members (myself included) are appointed by the Court on the recommendations of the Governor.

2. Other areas of expertise or experience, which are desirable given the Company's current business and Board composition, such as financial, general management practices, planning, legal, marketing, technology, banking or financial services.

As noted, I have prior experience as a bank officer and CEO of a bank-chartered finance subsidiary.

I have served on the Audit Committee and Executive Committee of an SEC-reporting bank holding company, through periods of substantial growth and substantial difficulty.

I have been responsible for a very wide range of operations within the Webber Energy Fuels family of companies. As Chief Financial Officer, I supervised controllers and bookkeeping staff of these companies, and I worked closely with the outside auditors on the audited financial statements and other accounting-related matters.

My prior work and responsibilities regarding financial reporting systems and audited financial statements would qualify me, I believe, as an "audit committee financial expert" if appointed to the Company's Audit Committee.

3. Personal characteristics matching the Company's values such as character, integrity, accountability and sound business judgment and an unblemished personal reputation.

I believe I am well known and well respected within the Maine business community.

For 10 years I served as Board Member and Chairman of S.A.D. #22 (Hampden-Newburgh-Winterport). I am a past President and Director of the United Way of Penobscot Valley. I was Chairman of the Board of Trustees and a Founding Member of the Hampden Regional Library (now called the Edythe L. Dyer Library), and have been an Honorary Trustee of the Library since 1994. I am a former member of the Board of Advisors Husson College. I am a former Director of the Housing Foundation in Orono.

I am a past Board Member of The Grand Theater in Ellsworth (2002-2005).

I am a former Director and Treasurer of the Maine Development Foundation, based in Augusta.

4. Residence in the Bank's service area.

My principal residence is in Brooklin, Maine. I am intimately familiar with the Bank's service area.

5. A willingness and ability to commit the necessary time to fully discharge the responsibilities of Board membership to the affairs of the Company.

I am committed to fulfilling my responsibilities as a director, if elected. I note that the Company in recent years has followed a practice of having directors retire at their 72nd birthday. I will turn 72 in January 2010, a few months before the 2010 Annual Meeting of Shareholders. I know a number of prominent business people and statesmen who maintain active and productive careers well into their 70s. If the Board by then has not adjusted its present policy, I will abide by the mandatory retirement age. I am confident that I can have a positive impact on the Board and the future of the Bank even if I do step down shortly before the arrival of the 2010 Annual Meeting of Shareholders.

6. A commitment to the long term growth and profitability of the Bank.

I have been fortunate to enjoy a successful career, and look forward to applying that experience in an effort to contribute favorably to the long-term growth and profitability of the Bank.


{email message 4/26/2007 at 3:09 p.m.}

FROM:	Gregory S. Fryer
TO:	Richard Schaberg
CC:	Sandra Collier; Katrina Wilson
DATE:	April 28, 2007
RE:	Nominees

Rich --

To minimize shareholder confusion about the proxy card being solicited by FAIC, would Messrs. Brown, Markos, and Tracy consent to being named on this proxy card?  I think you have seen the form of proxy card that we filed with the preliminary. I would think that this would not be objectionable to the Board-endorsed nominees.

Thank you.

-- Greg

Gregory S. Fryer
Verrill Dana, LLP
One Portland Square
Portland, ME 04112-0586
207.253.4402
gfryer@verrilldana.com

{email message 4/28/2007 at 3:10 p.m.}

FROM:	Gregory S. Fryer
TO:	Richard Schaberg
CC:	Michael Jennings; Andrew Pease
DATE:	April 28, 2007
RE:	Nominees

Rich --

Can I get an answer confirming whether Messrs. Brown, Markos, and Tracy would consent to being named on the proxy card circulated by FAIC?  Messrs. Jennings and Pease do consent to being named on the Company's proxy card, and would agree to serve as a director if elected.

We are trying to finalize our proxy statement and would appreciate a response.

Thanks.

-- Greg

Gregory S. Fryer
Verrill Dana, LLP
One Portland Square
Portland, ME 04112-0586
207.253.4402
gfryer@verrilldana.com


THACHER	Thacher Proffitt & Wood LLP
PROFFITT	1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006
202.347.8400

Fax: 202.626.1930
www.tpwlaw.com

April 30, 2007

Via Facsimile

Mr. Gregory S. Fryer
Verrill Dana LLP
One Portland Square
Portland, Maine 04112-0586
Fax: (207) 774-7499

Re:	Proxy Card of Financial Analytics Investment Corporation

Dear Mr. Fryer:

      You inquired by email on April 26, 2007 whether the three individuals nominated by the Board of Directors of Union Bankshares Company (the "Company"), Blake B. Brown, James L. Markos, Jr., and Paul L. Tracy, would consent to being named on the proxy card of Financial Analytics Investment Corporation ("FAIC"). Please be advised that each of Messrs. Brown, Markos and Tracy withhold their consent to being named on FAIC's proxy card.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (202) 347-8400.

Very truly yours,

/s/ Richard A. Schaberg

Richard A. Schaberg

cc:	Peter A. Blyberg
President and Chief Executive Officer
Union Bankshares Company


APPENDIX D

PLEASE VOTE AND DATE THIS PROXY, SIGNING IT AS YOUR NAME APPEARS ON YOUR STOCK CERTIFICATE AND RETURN THIS ALTERNATE FORM OF PROXY.

	Return to:	FAIC
c/o P.O. Box 586
Portland, ME 04112

or
	Fax to:	207-774-7499

ALTERNATE FORM OF PROXY
for 2007 Annual Meeting of Shareholders
of Union Bankshares Company
(Solicited by shareholder Financial Analytics Investment Corporation)


      The undersigned hereby appoints Michael V. Jennings and Andrew J. Pease, Jr., or either of them, proxies with full power of substitution, to represent and vote all shares of Common Stock of Union Bankshares Company held by the undersigned, in any and all capacities, at the Annual Meeting of Shareholders to be in held on June 7, 2007, or any adjournment thereof, hereby with-drawing all earlier-dated proxies.


1. TO ELECT THE FOLLOWING NOMINEES TO THE BOARD OF DIRECTORS (mark one):
[ ] FOR Michael V. Jennings and Andrew J. Pease, Jr. and WITHHOLD authority as to any other nominees
or
[ ] FOR the following persons, in the order indicated:

(#__) Michael V. Jennings	(#__) ____________________________
(#__) Andrew J. Pease, Jr.	(#__) ____________________________
(#__) ____________________________

(you may write in names of nominees; to withhold authority, cross out that person's name: if showing more than three nominees, place numbers where indicated, to show desired order of selection)

2. SHAREHOLDER PROPOSAL: TO AMEND THE BYLAWS REGARDING DIRECTOR AND OFFICER STOCK OWNERSHIP AND COMPENSATION
[ ] FOR [ ] AGAINST [ ] ABSTAIN

3. SHAREHOLDER PROPOSAL: TO REQUEST A REPORT ON MANAGEMENT SUCCESSION
[ ] FOR [ ] AGAINST [ ] ABSTAIN

4. SHAREHOLDER PROPOSAL: TO REMOVE MR. BLYBERG AS A DIRECTOR
[ ] FOR [ ] AGAINST [ ] ABSTAIN

5. MANAGEMENT PROPOSAL: TO ADOPT THE BOARD-ENDORSED ARTICLES AMENDMENT ON MAJORITY ELECTION OF DIRECTORS
[ ] FOR [ ] AGAINST [ ] ABSTAIN

6. MANAGEMENT PROPOSAL: TO RATIFY THE APPOINTMENT OF BERRY DUNN McNEIL & PARKER AS INDEPENDENT ACCOUNTANTS TO THE COMPANY FOR THE 2007 FISCAL YEAR
[ ] FOR [ ] AGAINST [ ] ABSTAIN

7. In their discretion, upon such other matters as may properly come before the Meeting.

      This proxy, when properly executed, will be voted in the manner directed hereby by the undersigned shareholder. If no direction is made, this proxy will be voted FOR election of Messrs. Jennings and Pease only (and not other nominees); FOR proposals 2, 3, and 4; FOR proposal 5; and FOR proposal 6. The undersigned hereby revokes any proxy previously given and acknowledges receipt of the Notice of, and Proxy Statement for, the aforesaid Meeting.

      PLEASE VOTE AND DATE THIS PROXY, SIGNING IT AS YOUR NAME APPEARS ON YOUR STOCK CERTIFICATE AND RETURN THE PROXY AS STATED BELOW. Personal representatives, custodians, trustees, partners, corporate officers, and attorneys-in-fact should add their titles as such.

Dated: _____________________, 2007
_______________________________ Signature	_____________________________________ Signature